ANNUAL INFORMATION FORM

FOR THE YEAR ENDED

DECEMBER 31, 2005

March 31, 2006

NORTHGATE MINERALS CORPORATION	ii

NORTHGATE MINERALS CORPORATION	iii

NORTHGATE MINERALS CORPORATION	iv

TABLE OF CONTENTS
		Page
11.0	Additional Information	38

12.0	Audit Committee Information	38

13.0	Glossary of Technical Terms	42

	Schedule A – Audit Committee Charter

Note: All dollar figures in this Annual Information Form are shown in United States dollars unless otherwise stated. As most of Northgate Minerals Corporation's ("Northgate" or "the Corporation") expenses are in Canadian dollars and virtually all of the revenues are in US dollars, the reader is directed to the section on Risk Factors for a discussion of the effect of changing exchange rates between Canadian and US dollars.

All documents incorporated by reference have been filed and are available under the Northgate Minerals Corporation company profile at www.sedar.com.

NORTHGATE MINERALS CORPORATION	v

DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

This document contains certain "forward-looking statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. These forward-looking statements include estimates, forecasts, and statements as to management's expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Northgate Minerals Corporation. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate's expectations are disclosed under the heading "Risk Factors" in Northgate's 2005 Annual Report and under the heading "Risk Factors" in this Annual Information Form ("AIF"). The Annual report is filed with Canadian regulators on SEDAR (www.sedar.com) and with the United States Securities and Exchange Commission (www.sec.gov). Northgate expressly disclaims any intention, or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

GLOSSARY OF TERMS

(Additional technical terms are defined in a Technical Glossary at the end of this document.)

In this Annual Information Form, unless otherwise indicated:

  "mineral resource" means a concentration or occurrence of material of economic interest in or on the earth's crust in such form and quantity that there are reasonable and realistic prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a mineral resource are known, estimated from specific geological evidence and knowledge or interpreted from a well constrained and portrayed geological model. Mineral resources are subdivided, in order of increasing confidence in respect of geoscientific evidence, into inferred, indicated and measured resources. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

  "measured resource" means that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.

  "indicated resource" means that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

  "inferred resource" means that part of a mineral resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that may be of limited or of uncertain quality and reliability.

  "reserve" means that part of a mineral deposit which could be economically and legally produced at the time of the reserve determination.
NORTHGATE MINERALS CORPORATION	1

  "proven reserves" means reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes and grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

  "probable reserves" means reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

This Annual Information Form uses the terms "Measured", "Indicated" and "Inferred" Resources. United States investors are advised that while such terms are recognized and required by Canadian regulators, the United States Securities and Exchange Commission does not recognize them. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

RISK FACTORS

Recent Earnings

The Corporation had net earnings of $32.9 in 2005, $31.3 million in 2004 and $4.0 million in 2003. The Corporation's profitability depends on the prices of gold and copper, the exchange rate between Canadian and United States dollars, levels of gold and copper production, cash operating costs and the other factors the impacts of which are discussed in the following sections.

Cash Costs of Gold Production at the Kemess South Mine

The Corporation's cash operating costs to produce an ounce of gold are dependent on a number of factors, including primarily the price and production level of copper, the revenue from which is offset against the cost of gold production, the treatment and refining charges for copper concentrate and the US dollar/Canadian dollar exchange rate. As these factors are beyond the Corporation's control, there can be no assurance that the Corporation will be able to achieve low cash cost gold production.

Sensitivity to Metal Prices

The Corporation's earnings are directly related to the prices of gold and copper as its revenues are derived primarily from gold and copper mining, although the Corporation does not directly produce gold or copper. The Corporation produces a gold bearing copper concentrate that is shipped to third party smelters for extraction of these metals. In this respect, the Corporation is affected by the global market for gold bearing copper concentrate. Gold and copper prices fluctuate widely and are affected by numerous factors beyond the Corporation's control, including global and regional demand, political and economic conditions, central bank sales, producer hedging activities, expectations of inflation, the relative exchange rate of the US dollar with other major currencies, and production costs in major gold and copper producing regions. The aggregate effect of these factors is impossible to predict with accuracy. Gold and copper prices are also affected by worldwide production levels. In addition, the prices of gold and copper have on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold and copper prices may adversely affect the Corporation's financial performance or results of operations. If the Corporation's revenues from the sale of gold and copper fall below the Corporation's cost of production due to a fall in the price of gold and/or copper and prices remain at such levels for any sustained period, the Corporation may experience losses and may curtail or suspend some or all of its exploration, development and mining activities. Under the Corporation's Risk Management Policy, approved by its board of directors, the Corporation intends to make use of copper/FX/energy hedging strategies where appropriate. There is however, no assurance that the Corporation's hedging strategies will be successful or that fluctuations in the prices of gold or copper will not materially adversely affect the Corporation's financial performance and results of operations.

NORTHGATE MINERALS CORPORATION	2

In the fourth quarter of 2005, the Corporation entered into forward sales contracts with a major financial institution to fix the price for copper delivered prior to December 31, 2005, for which final settlement had not occurred. A total volume of 13,375 metric tonnes of copper were sold forward using LME contracts maturing from January 2006 through May 2006 at an average forward price of $1.98 per pound. The Corporation also entered into separate forward purchase contracts with the same institution to repurchase its forward sales position at monthly average cash LME prices over the same period. The volume of forward sales and purchases in each future contract month match the expected future pricing periods for unsettled copper delivered to Falconbridge prior to December 31, 2005, under a multi-year concentrate sales agreement. The copper forward sales and purchase contracts are being recognized on a marked-to-market basis. The fair value of these contracts at December 31, 2005 was a net loss of $755,000.

The Corporation's only hedge positions at this time are off-balance sheet forward gold sales contracts. These were entered into as a requirement of obtaining a syndicated project loan facility in order to guarantee minimum revenues from gold produced. At December 31, 2005, this facility and the associated gold forward sales contracts were unconditionally guaranteed by Brookfield Asset Management (formerly Brascan Financial Corporation) ("Brookfield"), formerly a related party to whom the Corporation pays a guarantee fee of 1% per year of the outstanding loan amount.

At December 31, 2005, the Corporation's forward sales contracts totalled 139,000 ounces of gold at an average price of $307 per ounce. These contracts mature on a monthly basis between May 26, 2006 and December 31, 2007 and it is anticipated that these will be settled financially and the resulting gain or loss taken into income. The unrealized loss on these contracts as of December 31, 2005 was approximately $32.9 million dollars.

The volatility of gold prices is illustrated in the following table, which sets forth for the periods indicated the high, low and average fixing prices for gold on the London Bullion Market (the "London AM Fix").

	2005	2004	2003	2002	2001
High price ($ per ounce)	537	456	417	349	293
Low price ($ per ounce)	411	373	320	278	256
Average price ($ per ounce)	445	410	364	310	271

On December 30, 2005, the London AM Fix was $513.00 per ounce of gold.

The following table sets forth for the periods indicated the high, low and average prices on the London Metal Exchange for copper.

	2005	2004	2003	2002	2001
High price ($ per pound)	2.11	1.49	1.05	0.77	0.83
Low price ($ per pound)	1.39	1.06	0.70	0.64	0.60
Average price ($ per pound)	1.67	1.30	0.81	0.71	0.72

On December 30, 2005, the London Metal Exchange Grade A copper settlement price was $2.08 per pound.

Sensitivity to Foreign Exchange Rates

The Corporation's operating results and cash flow are significantly affected by changes in the US/Canadian dollar exchange rate ("FX"). As noted previously, the Corporation's revenues are denominated in US dollars and most of the expenses are denominated in Canadian dollars, therefore exchange rate movements can have a significant impact on all of the Corporation's costs. Based upon the Corporation's 2005 after-tax operating results, a one-cent change in the average annual US/Canadian dollar exchange rate would affect both net income and operating cash flow by approximately $1.5 million. To hedge its foreign exchange risk and minimize the impact of exchange rate movements on operating results and cash flow, the Corporation has periodically used forward foreign exchange contracts to purchase Canadian dollars. However, there can be no assurance that the Corporation's foreign exchange hedging strategies will be successful or that foreign exchange fluctuations will not materially adversely affect the Corporation's financial performance and results of operations. As of December 31, 2005, the Corporation had no outstanding foreign currency options or forward foreign exchange contracts.

NORTHGATE MINERALS CORPORATION	3

The following table sets forth for the periods indicated, the high, low and average exchange rates of the United States dollar into Canadian dollars:

	2005	2004	2003	2002	2001

Average Rate	1.2732	1.3015	1.4010	1.5702	1.5519

High Rate	1.1424	1.4003	1.5747	1.6128	1.6023

Low Rate	1.2117	1.1714	1.2924	1.5108	1.4933

On December 30, 2005, the Bank of Canada quoted noon exchange rate between the Canadian and US dollar was 1.1659 CDN$/US$.

Sensitivity to Interest Rates

Fluctuations in interest rates can affect the Corporation's results of operations and cash flows. The Corporation's bank debt and cash balances are subject to variable interest rates. As the Corporation retired its project debt in February, 2006 and lease agreements are subject to fixed interest rates, as of the date of this Annual Information Form the Corporation is relatively insensitive to interest rates except to the extent that interest is earned on the cash balance.

The table below summarizes the approximate impact on the Corporation's 2006 earnings and cash flow of the variations in the commodity prices and foreign exchange rates, based on the projected production at the Kemess South mine if the change were to remain in effect for the full year.

Factor	Change	Earnings & Cash Flow Impact
		($ millions)

Gold Price	$10/ounce	2.5

Copper Price	$0.01/pound	0.7

US$/CDN $ Exchange rate	$0.01	1.5

Dependence on the Kemess South Mine and Development of Kemess North

The Corporation's mining and milling operations at Kemess South accounted for all of the Corporation's metal production in 2005 and will account for all of the Corporation's future metal production unless additional projects are acquired and/or brought into production. Any adverse condition affecting mining or milling conditions at the Kemess South mine could be expected to have a material adverse effect on the Corporation's financial performance or results of operations until such time as the condition is remedied or the Corporation's other exploration and development properties are brought into production. In addition, the Corporation's principal development program is the Kemess North Project. The feasibility study completed in October, 2004, involves engineering and design work to enable the extraction of ore and may present new or different challenges for the Corporation. In addition, some First Nations groups have expressed opposition to certain aspects of the project. There can be no assurance that the Corporation's current exploration and development programs in the Kemess region will result in any new economically viable mining operations or yield new reserves to replace or expand current reserves. Furthermore as the necessary permits have not been granted in time for the start of production at Kemess by late 2006, as envisaged in the Feasibility Study, co-production of Kemess North and Kemess South may not be an option. If and when the necessary permits are granted, the Corporation may have to revise the Feasibility Study for Kemess North in light of the prevailing economic conditions at that time.

Dependence on Key Personnel

Northgate Minerals Corporation is dependent upon the services of key management personnel. The loss of any of these personnel, if not replaced, could have a materially adverse effect on Northgate's business and its operations. Northgate does not currently have key person insurance on these individuals.

Dependence on Unionized Employees

Northgate employs approximately 360 personnel through its wholly owned subsidiary, Kemess Mines Ltd. The majority of these personnel are represented by a union (the International Union of Operating Engineers Local 115) and the terms of their employment are subject to a collective bargaining agreement that

NORTHGATE MINERALS CORPORATION	4

expired December 31, 2004. This agreement was re-negotiated for a three year term, after a three day strike in February, 2005 that resulted in the Kemess South mine being shut down for one week. There can be no assurance that there will not be any further labour disruptions from time to time.

Future Financing Risks

The development of Kemess North is projected to cost $190 million (CDN $275 million) according to the Kemess North Feasibility Study. While it is not possible to finalize financing prior to the time that permits are granted, the Corporation has begun a comprehensive review of the financing options so that it may proceed once development permits are granted. There can be no assurance that sufficient financing will be available to allow the project to proceed.

Uncertainty of Ore Reserves and Mineral Resources

Although the Corporation has carefully prepared the mineral reserves and resources figures included herein and believe that the methods of estimating mineral reserves and resources have been verified by mining experience and production history, such figures are estimates, and no assurance can be given that the indicated levels of recovery of gold and copper will be realized. The ore grade actually recovered by the Corporation may differ from the estimated grades of the reserves and mineral resources. Such figures have been determined based upon assumed gold and copper prices and operating costs. Market price fluctuations of gold and copper, as well as increased production costs or reduced recovery rates, may negatively impact the economic viability of reserves containing low grades of mineralization and may ultimately result in a restatement of reserves. Short-term factors that can impact the ore reserves, such as the need for orderly development of ore bodies or the processing of new or different grades may impair the profitability of a mine in any particular accounting period.

Mineral resources estimated for properties that have not commenced production are based, in most instances, on very limited and widely spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such estimates may require revision as more drilling information becomes available or as actual production experience is gained.

Reserve Estimates

The figures for proven and probable mineral reserves presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Corporation has estimated proven and probable mineral reserves based on a $400 per ounce gold price and a copper price of $1.10 per pound and a Canadian/US dollar exchange rate of 1.30. The market prices of gold and copper have for more than three years traded, on average, slightly above the price at which the Corporation estimates its reserves (Three year average prices are $405, $1.25 and 1.305 for Au, Cu and FX). Prolonged declines in the market price of gold and copper may render reserves containing relatively lower grades of gold and copper mineralization uneconomic to exploit and could reduce materially the Corporation's reserves. Should such reductions occur, the Corporation could be required to take a material write down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow.

Mining Risks and Insurance

The business of mining is generally subject to certain types of risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected rock formations, and changes in the regulatory environment. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Corporation carries insurance to protect itself against certain risks of mining and processing in amounts that it considers to be adequate but which may not provide adequate coverage in certain unforeseen circumstance. However, the Corporation may become subject to liability for pollution or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons or the Corporation may become subject to liabilities, which exceed policy limits. In such case, the Corporation may be required to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Income Tax

The Corporation does not currently pay taxes and does not anticipate doing so during the reserve life of the Kemess South mine at forecast commodity prices. It is possible that the Corporation may become cash taxable at some point in the future if commodity prices change or if Kemess North is brought into production.

NORTHGATE MINERALS CORPORATION	5

Cost of Exploration and Development Programs

The Corporation's profitability is significantly affected by the cost and results of its exploration and development programs. As mines have limited lives based on proven and probable reserves, the Corporation actively seeks to replace and expand its reserves, primarily through exploration and development and, from time to time, through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and frequently is unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary regulatory permits and the construction of mining and processing facilities. In addition, substantial expenditures are required to pursue such exploration and development activities. Assuming discovery of an economic ore body, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and during such time the economic feasibility of production may change. Accordingly, there can be no assurance that the Corporation's current exploration and development programs will result in any new economically viable mining operations or yield new reserves to replace or expand current reserves.

Laws and Regulations

The Corporation's mining operations and exploration activities are subject to extensive Canadian federal and provincial regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, water disposal, toxic substances, environmental protection, mine safety and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, construction, operating and closing mines and other facilities. The Corporation believes that it is in substantial compliance with all current laws and regulations. However, such laws and regulations are subject to constant change. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation thereof could have a material adverse impact on the Corporation, cause a reduction in levels of production and delay or prevent the development of new mining properties.

Competition and Scarcity of Mineral Lands

Many companies and individuals are engaged in the mining business, including large, established mining companies with substantial capabilities. There is a limited supply of desirable mineral lands available for claim staking, lease or other acquisition in the areas where the Corporation contemplates conducting exploration activities. The Corporation may be at a competitive disadvantage in acquiring mining properties, as it must compete with these individuals and companies, many of which have greater financial resources and larger technical staffs than the Corporation. Accordingly, there can be no assurance that the Corporation will be able to compete successfully for new mining properties.

Risk of Acquisitions

The Corporation is actively evaluating opportunities to acquire additional gold mining assets and businesses. These acquisitions may be significant in size, may change the scale of the Corporation's business, and may expose the Corporation to new geographic, political, operating, financial and geological risks. The Corporation's success in its acquisition activities depends on its ability to identify suitable acquisition targets, acquire them on acceptable terms and integrate their operations successfully with those of the Corporation. Any acquisitions would be accompanied by risks, such as the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of the Corporation's ongoing business; the inability of management to maximize the financial and strategic position of the Corporation through the successful incorporation of acquired assets and businesses; additional expenses associated with amortization of acquired intangible assets; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and businesses. In addition, the Corporation may need additional capital to finance the acquisition. Debt financing related to acquisition will expose the Corporation to the risk of leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that the Corporation would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions. Due to all of the foregoing, the

NORTHGATE MINERALS CORPORATION	6

Corporation's pursuit of any future acquisition may have a materially adverse effect on its business, result of operations, financial condition, cash flows and liquidity.

Volatility of Share Price

The price of Northgate's common shares may be highly volatile as a result of factors such as the following, some of which are beyond the Corporation's control:
  Fluctuations in the price of gold and copper and/or the Canadian$/US$ exchange rate;

  Variations in reserve grade estimates;

  Variations in the Corporation's operating results;

  Operating results may vary from the expectations of securities analysts and investors;

  Changes in expectations as to the Corporation's future financial performance, including estimates by securities analysts and investors;

  Changes in market valuations of other gold companies;

  Announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by the Corporation or its competitors;

  Additions or departures of key personnel; and

  Future issuances of the Corporation's common shares.

In addition, the stock market in general has experienced extreme volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of Northgate's common shares, regardless of its actual operating performance.
NORTHGATE MINERALS CORPORATION	7

1.0 CORPORATE STRUCTURE

1.1 Name, Address and Incorporation

Northgate Minerals Corporation ("Northgate" or the "Corporation") was incorporated under the Ontario Companies Act by letters patent dated January 7, 1919 under the name Kirkland-Hudson Bay Gold Mines Limited. In 1958, the Corporation was reorganized and its name changed to Northgate Exploration Limited. On May 14, 2004 the name was changed again to Northgate Minerals Corporation in order to better differentiate the Corporation from companies that are not mineral producers or those that operate in the oil and gas sector. A Restated Certificate and Articles of Incorporation were issued to Northgate on August 3, 1984 pursuant to the Business Corporations Act (Ontario), which superseded the Letters Patent and all amendments thereto. In June 2001, the Corporation obtained shareholder approval to continue the Corporation into the Province of British Columbia pursuant to the provisions of the Company Act (British Columbia). The Corporation was continued into British Columbia on January 31, 2003 under number C-663195 and transitioned under the Business Corporations Act (British Columbia) on May 20, 2004.

The Corporation's head office is located at 815 Hornby Street, Suite 404 Vancouver British Columbia V6Z 2E6 and its registered office is located at 1500-1040 West Georgia Street, Vancouver, British Columbia, V6E 4H8.

1.2 Inter-Corporate Relationships

The following table shows the subsidiaries through which Northgate holds its interests in certain mining or exploration properties, the jurisdictions of incorporation of the companies, and the percentage of voting and equity shares owned by Northgate or its subsidiaries.

NORTHGATE MINERALS CORPORATION	8

1.3 Capital Structure

The authorized capital of the Corporation is an essentially unlimited number of Common, Class A and Class B preferred shares (100,000,000,000,000 shares of each class), all without par value. The shares, warrants and options issued and outstanding as of December 31, 2005 are summarized in the table below.

Security Type	Outstanding	Expiry Date/Comments
	December 31, 2005

Common shares	214,011,246

Preferred shares	None

Common Share Purchase Warrants	17,857,135	Exercisable for one common
		share at CDN $3.00 until
		December 28, 2006

Common Share Purchase Warrants - "A"	20,325,203	Exercisable for one common
		share at CDN $3.00 until
		December 28, 2006

Warrants assumed upon purchase of	54,900	CDN$0.90 January 25, 2006
Young-Davidson	200,333	CDN $1.53 August 8, 2006
	40,066	CDN $1.25 August 8, 2006
	20,033	CDN $1.53 August 8, 2006

Employee Stock Options	4,723,320 issued	Various dates from January 15
(9,710,752 authorized)	2,363,720	2006 through October 20, 2012;
	exercisable	strike prices from CDN$ 0.75 to
		$2.88. Average strike price of
		issued options is CDN $1.87

1.4 Shareholder Rights Plan

At the May 14, 2004 Annual General Meeting, shareholders approved the shareholder rights plan that had been approved by the Board of Directors of the Corporation on March 11, 2004 (the "Effective Date"). The Plan will be in effect until March 11, 2010, the sixth anniversary of the Effective Date, but must be reconfirmed by the shareholders at the 2007 annual general meeting.

The shareholder rights plan (the "Plan"), is designed to ensure the fair treatment of Northgate's shareholders in the event of a take-over bid for the common shares of Northgate and will provide the Board of Directors and Northgate's shareholders with more time to evaluate any unsolicited take-over bid and, if appropriate, to seek out other alternatives to maximize shareholder value.

At the close of business on the Effective Date, one right (a "Right") is issued and attaches to each common share of Northgate outstanding at that time. A Right will attach to each common share of Northgate issued after the Effective Date.

The Plan is similar to shareholder rights plans adopted by a number of other Canadian companies. The Plan is not intended to block take-over bids. The Plan includes "Permitted Bid" provisions which do not invoke the dilutive effects of the Plan if a take-over bid is made by way of a take-over bid circular that remains open for a minimum of 60 days and is accepted by not less than 50 per cent of the common shares held by independent shareholders. The Plan will be invoked by an acquisition bid, other than pursuant to a Permitted Bid, of 20% or more of the outstanding common shares of Northgate or the commencement of a take-over bid that is not a Permitted Bid.

NORTHGATE MINERALS CORPORATION	9

2.0 GENERAL DEVELOPMENT OF THE BUSINESS

Northgate is a Canadian based gold and copper concentrate producer. The Corporation owns and acquires properties, explores for precious and base metals. By market capitalization and ounces of gold production the Corporation is classified as a mid-tier gold mining company. Northgate owns a low-grade open pit mine (Kemess South) that processes its ore through a floatation mill circuit. Achieving profitability is dependent on metal prices and foreign exchange rates as described in the section entitled "Risk Factors" as well as achieving low operating costs through the mining and milling of large volumes of ore. In this respect the Corporation is one of the most efficient mines in the world for an operation of its size.

The Corporation acquired its interest in the Kemess Mine in November 1999 when it purchased a 95% royalty interest in the mine from the Interim Receiver of Royal Oak Mines Inc. ("Royal Oak"). Royal Oak's creditors and the Ontario Superior Court of Justice approved this purchase effective February 14, 2000.

In order to finance the acquisition of the Kemess Mine, Northgate arranged bridge financing with Brookfield Asset Management ("Brookfield") that at December 31, 2000 totalled $166 million (CDN $268 million), repayable at the option of Northgate, in common shares. On December 31, 2000 Northgate converted its royalty interest into a 95% equity interest in Kemess Mines Ltd. Subsequent transactions that repaid the bridge loan are described in the next section, which also summarizes the details of the secondary offering in which Brookfield sold their remaining interest in Northgate, except for a 1.62% Gross Metal Value Royalty and the continued guarantee of the project debt facility.

In 2000, the Company initiated exploration in the area of the Kemess North deposit. The surface expression of low grade mineralization had been recognized and worked on for many years by previous operators and had been the stimulus for work in the area. The 2000 work by Northgate resulted in the discovery and recognition of a high grade core to the occurrence. The extent of this mineralization was defined by subsequent drill programs and a Feasibility Study was initiated and subsequently completed in 2004.

2.1 Three Year History

Kemess Mines Ltd.

On September 13, 2001, Kemess Mines Ltd. completed a $100 million syndicated credit facility, the proceeds of which were used to repay the principal on Northgate's senior debt facility owing to Brookfield. The interest rate on the six-year facility is LIBOR + 1%. The entire amount of the loan is guaranteed by Brookfield. Brookfield charges Kemess Mines Ltd. a 1% guarantee fee. During 2005, Kemess Mines Ltd repaid a total of $29.8 million of the facility; at December 31, 2005, $13.7 million remained outstanding. This remaining balance was fully repaid by advance payment on February 15, 2006.

BC Pacific Secondary Offering Completed November 24, 2003

On November 24, 2003, BC Pacific Capital Corporation ("BC Pacific") and Northgate completed the sale by BC Pacific, an affiliate of Brookfield, of 82,540,071 common shares of Northgate to a syndicate of underwriters at a price of $2.65 per share for aggregate gross proceeds to BC Pacific of $218.7 million.

Prior to the transaction, BC Pacific owned approximately 41.5% of Northgate's outstanding common shares. As a result of the transaction, BC Pacific no longer owns any common shares of Northgate, although it continues to own warrants to purchase 6,220,803 common shares of Northgate. Following this transaction, Northgate became a widely held public company, and to the best knowledge of management, no person or company beneficially owns, directly or indirectly, or exercises control or discretion over, more than 10% of the outstanding shares of the Corporation. Brookfield still unconditionally guarantees Northgate's syndicated credit facility ($13.7 million at December 31, 2005) and the associated gold forward sales contracts, for which Brookfield is paid an annual fee of 1% of the outstanding loan.

NORTHGATE MINERALS CORPORATION	10

2.2 Significant Acquisitions and Dispositions Young-Davidson Mines, Limited

On November 2, 2005 Northgate completed the acquisition of Young-Davidson Mines, Limited ("Young-Davidson") through an amalgamation between Young-Davidson and 2080263 Ontario Inc. a wholly owned subsidiary ("Northgate Subco") of Northgate under Section 175 of the Business Corporations Act (Ontario). Under the terms of the amalgamation, Northgate issued 0.7212 Northgate common shares per Young-Davidson share. A similar exchange ratio applied to other outstanding Young-Davidson securities, such as Options, Warrants and Broker Warrants ("Convertible Securities"). Northgate issued a total of 13.1 million common shares and will issue 0.75 million more common shares with the exercise of the Convertible Securities. The imputed value of this transaction was $ 18.2 million.

3.0 NARRATIVE DESCRIPTION OF THE BUSINESS

3.1 Kemess South Mine, Kemess North Project and Other Mineral Claims

Northgate is in the business of mining and exploring for gold and copper, with a focus on opportunities in North and South America. The Corporation's principal asset is its 100% interest in the Kemess South open pit mine and its associated infrastructure and mineral rights ("Kemess South") located in north-central British Columbia, 430 kilometres northwest of Prince George. The mineral rights cover an area of 34,735 hectares (34.7 square kilometres or 85,830 acres) and are held as four Mining Leases covering the Kemess South (1 lease) and Kemess North (3 leases) deposits, 75 mineral claims surround the Mining Leases. One mineral claim (NOR 1) is held under an option agreement. Thirteen of the 75 mineral claims are subject to minor net smelter return royalties, only two of these claims have known mineral reserves and these claims are now within the Kemess South Mining Lease. A two percent net smelter return royalty is held by a private syndicate and is subject to a CDN$60,000 per year advance royalty. This covers a small portion of the Kemess South pit that is scheduled for mining in 2006. A second gross metal value royalty of 1.62% is held by Brookfield and only applies to the Kemess South deposit. The Mining Leases are valid until 2027 and 2034 respectively and the majority of mineral claims have sufficient assessment credit filed to keep them in good standing until at least 2013 with the balance being valid until either 2011 or 2015.

The Corporation is currently focusing its exploration activities within its land position surrounding the Kemess South mine and the Young-Davidson property in Ontario acquired in 2005. The Corporation has also signed joint venture agreements with Rimfire Minerals Corporation ("Rimfire") and Doublestar Resources Limited ("Doublestar") for exploration and development of properties in British Columbia.

NORTHGATE MINERALS CORPORATION	11

3.2 Kemess North and South Reserves and Resources

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This Annual Information Form uses the terms "Measured", "Indicated" and "Inferred" Resources. United States investors are advised that while such terms are recognized and required by Canadian regulators, the United States Securities and Exchange Commission does not recognize them. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

The Corporation's reserves and resources at both Kemess South and North as at December 31, 2005 are summarized in the table below. Although Northgate has carefully prepared and verified the mineral reserves and resources presented below and elsewhere in this Annual Information Form, such figures are estimates, and no assurance can be given that the indicated level of gold will be produced.

			Grades		Contained Metals
		Quantity	Gold	Copper	Gold	Copper
At December 31, 2005	Category	(tonnes)	(g/mt)	(%)	(ounces)	(000s lbs)

Reserves[3]
Kemess South1&3	Proven	68,029,000	0.64	0.21	1,410,694	318,110
	Probable	206,000	0.09	0.90	603	4,069

		68,235,000	0.64	0.21	1,411,297	322,179

Kemess North 1&2	Proven	299,267,000	0.30	0.16	2,910,547	1,039,798

	Probable	124,631,000	0.29	0.15	1,180,855	412,970

		423,898,000			4,091,402	1,452,768
Total Proven &		492,133,000			5,502,699	1,774,947
Probable Reserves

_____________________________

1 The preceding mineral reserve estimates were estimated in accordance with the definitions contained in the "Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves Definitions and Guidelines" that were prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council on August 20, 2000, using classical and/or geostatistical methods plus appropriate mining parameters. Reserves for Kemess South were calculated using the following economic parameters: Exchange rateCDN$/US$1.30; gold price $400 per ounce; copper price $1.10 per pound; silver price $6.00 per ounce. Reserves for Kemess North were calculated at the time of the feasibility study using the following economic parameters: Exchange rate CDN$/US$1.40; gold price $375 per ounce; copper price $1.00 per pound; silver price $5.00 per ounce.

2 The mineral reserve and resource estimates for Kemess North and the Nugget (West Cirque) Zone were prepared by Jim Gray of GR Technical Services Ltd. and Carl Edmunds, Exploration Manager, Northgate Minerals Corporation. Mr. Gray is a member of the Association of Professional Engineers and Geoscientists of the province of British Columbia, the Association of Professional Engineers, Geologists and Geophysicists of Alberta and the Canadian Institute of Mining and Metallurgy and has over 27 years of engineering experience. Mr. Edmunds is a member of the Professional Engineers and Geoscientists of British Columbia and has 18 years of experience in mineral resource estimation. These reserve and resource estimates are unchanged from the 2004 Annual Report.

3 The mineral reserve and resource estimates for Kemess South were prepared by Brian O'Connor, Chief Mine Geologist, Kemess Mines Ltd. Mr. O'Connor is a member of the Association of Professional Engineers and Geoscientists of British Columbia and has 20 years of experience in mineral resource estimation.

NORTHGATE MINERALS CORPORATION	12

			Grades		Contained Metals
		Quantity	Gold	Copper	Gold	Copper
At December 31, 2005	Category	(tonnes)	(g/mt)	(%)	(ounces)	(000s lbs)
Resources (in addition
to reserves)[3]

Kemess South3&4	Indicated	11,000,000	0.40	0.18	141,463	43,651

Kemess North 2&4	Measured	148,531,000	0.31	0.16	1,502,001	518,387

	Indicated	137,308,000	0.28	0.12	1,235,234	368,022

Nugget (West Cirque)[6]	Measured	3,341,000	0.38	0.07	40,313	5,311

	Indicated	6,112,000	0.36	0.07	70,211	9,109
Total Measured &		306,292,000			2,989,222	944,480
Indicated Resources

The most current Technical Report on Kemess South was prepared by Brian O'Connor, Senior Mine Geologist at the Kemess Mine was filed on SEDAR April 28, 2005. Other technical reports on Kemess South mine, the Kemess North deposit and other mineral claims can be found in the technical reports entitled "Technical Report – Kemess Mine Review BC" prepared by MRDI Canada (a division of AMEC E&C Services) dated December, 2001 and two addendum reports dated February, 2002.

3.3 Kemess North

The Kemess North reserves and resources are documented in two NI 43-101 reports by GR Technical Services Ltd. entitled "Revised Kemess North Pre-Feasibility Project" that are incorporated herein by reference, and an Executive Summary which is reproduced below6. These reports are available on SEDAR at www.sedar.com. The "Revised Mineral Reserve and Resource Kemess North Project, May 2, 2005" report refers to periods of co-processing of ores from Kemess North and Kemess South, and assumes mining of Kemess North ores would start in 2006. Since the necessary permits have not been granted as of this date, the period of co-processing will be different, or non-existent once the necessary permits are granted.

Property Description – Location, Ownership and Current Operations

The Kemess North deposit is part of the Kemess Property, which is located approximately 430 km northwest of the city of Prince George, British Columbia, Canada, at 57°02' north longitude and 126°47' west latitude. The property includes four mining leases and 75 surrounding and contiguous mineral claims.

The mineral claims covering the Kemess North deposit and the area to the north and west of the proposed mine have been surveyed and converted into mining leases.

The Kemess Property is owned and operated by Kemess Mines Ltd., a 100% controlled subsidiary of Northgate. Kemess Mines Ltd. holds the surface rights to the property through their mineral claims and mine lease.

The Kemess South Mine, located on mining lease #354991, currently supplies mill-feed to a 52 000 tpd mill. In 2001, Northgate announced the discovery of a significant deposit at Kemess North, which was the focus of major drilling campaigns during 2002 and 2003.

_____________________________

4 The preceding mineral resource estimates were estimated in accordance with the definitions contained in the "Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves Definitions and Guidelines" that were prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council on August 20, 2000,using classical and/or geostatistical methods plus appropriate mining parameters. Resources for Kemess South were calculated using CDN$/US$ exchange rate of $1.30, gold price of $450, copper price of $1.35 and silver price of $6.00. Resources for Kemess North were calculated using CDN$/US$ exchange rate of $1.40, gold price of $425, copper price of $1.20 and silver price of $5.00.

5 Nugget (West Cirque) was calculated at reserve price assumptions but must be reported as a resource as there is no pit designed for this material. Additional resources are within the Measured and Indicated Resources for Kemess North.

6 The property description portion has been updated, but the Executive Summary is otherwise unchanged.

NORTHGATE MINERALS CORPORATION	13

The Kemess North project site is generally located in three north facing alpine cirques with original ground surface ranging from 1,500 to 2,000 m elevation all above tree line. Open pit mining will be located in the centre cirque and eastern cirques. The southern pit wall will be bounded by the southern headwall of the eastern cirques. The crusher and other infrastructure will be located at the pit rim in centre cirque. A natural rock glacier is evident in the western cirque. No surface development has been planned to date in the western cirque.

The climate is generally moderate, although snow can occur during any month. Temperatures range from -35° to 30° and average annual precipitation amounts to 890 mm. Since mining will be scheduled for year round operations, 24 hours per day equipment and procedures will need to be adaptable for the variations of 4 seasons in a mountain environment. The current Kemess South operations will be suited for Kemess North with some provision for more extreme weather conditions at the higher elevations and provision for avalanche monitoring and control.

Access to the Kemess North project is provided by both air and road via the current Kemess operations. Personnel are from various locations in British Columbia and Alberta. There are scheduled year-round flights from surrounding communities and Vancouver. All season road access is from either the town of Mackenzie or Fort St. James via the Omineca resource access road. A privately owned, 380 km power line originating in Mackenzie in the south provides power to the mine area via the BC Hydro grid.

Kemess Mines Ltd. holds surface rights through their mineral claims and mining leases. Onsite infrastructure for the current operation consists of an office, maintenance facilities, a camp, a mill, crushers and raw ore stockpile areas, access and service roads, airstrip, explosives depot, and tailings facilities. The tailings pond capacity is sufficient to meet the needs of the Kemess South ore body until its completion in 2009.

The Kemess North mining plan is based on utilizing the current facilities for ore processing, accommodation, and support, plus new facilities for the Mining operation at Kemess North. These include access roads, potential waste dump sites, a pit side crusher and conveyor system to the current plant site, a field supervision and equipment service centre adjacent to the pit and a new tailings pond located at Duncan Lake.

Preproduction stripping and construction of the Kemess North field service facilities will commence 1 to 2 years in advance with Production beginning when the ore transportation system from Kemess North is in place and the first pit side crusher is in operation. There will be a transition period required where both Kemess South and Kemess North mining operations are feeding the mill, which will continue until reserves are exhausted at Kemess South. When mining is completed at Kemess South all crushing capacity will be transferred to the Kemess North crusher station.

Tailings and waste dump facilities are being designed at Duncan Lake with sufficient capacity for the Kemess North waste. This includes all mill tailings and mine waste rock. Much of the mine waste rock is PAG material and is planned to be deposited sub-aqueously in the tailings pond. Any NAG material within the pit will be used for construction fill or deposited in waste dumps adjacent to the pit area but in the area specified within the water management plan.

Property Geology

Andesite Volcanics (Takla Group-T3)

The property is predominantly underlain by a thick (>1,000 m) succession of andesitic flows. The flows exhibit textures ranging from fine grained and massive to porphyritic with medium grained and mostly phyric, subhedral augite phenocrysts. The Takla volcanic rocks host a significant portion of the Au-Cu mineralization.

On surface, exposed in the cirque headwalls and some upper intersections of drill intercepts is a bladed feldspar porphyritic unit. Due to the lack of bedding and/or marker horizons, the inclination of the massive thick succession of Takla volcanics is difficult to ascertain but probably reflects the regional trend of flat lying Mesozoic assemblages.

NORTHGATE MINERALS CORPORATION	14

Dacitic Polylithic Fragmental (Hazelton Group - H3: Toodoggone Formation)

Mantling the northern and eastern limits of the Kemess North area is a matrix supported polylithic fragmental volcanic unit. The Polylithic Fragmental Dacite is an enigmatic unit as it shows field relations suggestive of both an extrusive and intrusive emplacement mechanism. The evidence suggests that basement structures and conduits that allowed extrusion of the local Toodoggone volcanic assemblage underlie the Kemess North area.

Quartz Monzonite/Quartz Diorite

These are intermediate intrusive units do not reach surface. The main quartz monzonite mass beneath East Cirque hosts the bulk of the Cu-Au mineralization at Kemess North.

Post-Mineral Dykes

Post-ore dykes, including feldspar porphyry and minor mafic varieties, cross cut Takla volcanics and outcrop locally in cirque highwalls and along ridges. The feldspar porphyry dykes also cross cut the Jurassic-Toodoggone fragmental unit and are generally barren and unaltered. The relationship of the feldspar dykes with the larger quartz diorite stocks is not clear, however they appear temporally late in the sequence of events. Mafic dykes are generally thin (<1 m to 4 m), dark green and barren of sulphides and veining.

Faults

At least three steeply dipping, northwest trending normal faults have been inferred from surface mapping and drilling to transect the Kemess North property. Fault spacing ranges from 500 m to 1,500 m and they are generally parallel to the Duncan and Saunders Faults located west and east respectively.

Broken Zone

A flat-lying zone of intensely broken rock and multiple gouge zones (which results in poor drilling conditions) occurs above the deposit, and is referred to as the "Broken Zone". The Broken Zone averages about 80 m from surface to competent bedrock and is comprised of clay, multiple gouge zones and a pyritic-argillic alteration component. Theories on the formation of the Broken Zone range from the effects of present day weathering, porphyry related alteration zonation, to the tectonic end products of shallow faulting and thrusting. The most plausible explanation is that the Broken Zone and related phyllic alteration are due to pre-Toodoggone weathering processes.

Mineralization

Gold-copper mineralization forms an inclined tabular zone that is centred on the East Cirque porphyritic monzodiorite. Alteration and mineralization is associated with, and zoned both vertically and laterally from the quartz diorite/quartz monzonite intrusive intersected at depth beneath the East Cirque.

The highest-grade Au-Cu zones occur at or near the quartz monzonite – Takla volcanic contact. This zone occurs mostly within the quartz monzonite stock and to a lesser extent within the andesite adjacent to the intrusive stock. The protolith is commonly completely replaced. The quartz monzonite/quartz diorite stock and associated quartz-magnetite zone is interpreted as the heat source driving the porphyry copper-gold system at Kemess North.

Grading outwards from the East Cirque stock into the Takla volcanics, silicification decreases. Sericitization, commonly from the destruction of matrix and phenocryst plagioclase, is pervasive in the Takla volcanic rocks. The uppermost alteration zone is the phyllic or "QSP" zone, which consists mostly of sericite-chlorite-quartz +/- pyrite and forms the extensive Broken Zone and bright orange-red outcrops at surface. Pyrite is common throughout (5-7%), both disseminated and within vuggy quartz veining. This alteration zone is mostly barren of any significant Cu and will often show a slight increase in Au with depth. It has been postulated that this zone shows similarities to an acid leached cap, however it lacks any form of supergene enrichment in base metals, as occurs at Kemess South.

Overall, sulphide mineralization throughout the deposit consists of 2-3% pyrite, with lesser amounts of chalcopyrite and traces of molybdenum. Pyrite occurs as disseminations, fracture fillings, and veins up to a few centimetres wide generally associated with quartz-anhydrite-magnetite veins and zones of quartz-magnetite replacement. The mode of occurrence of chalcopyrite is similar except that veinlets are rare and significant disseminations occur in zones of stronger quartz-magnetite stock work and quartz-magnetite replacements. Gold and copper grades variably diminish outward into the hanging wall and footwall. Total sulphide content in the core of the deposit averages 3-5%, rising to 5-7% in the pyrite-rich sericitic altered upper halo.

NORTHGATE MINERALS CORPORATION	15

Moving west of East Cirque to the Nugget Zone, alteration and mineralization becomes irregular as the intrusive units approximate steeply dipping dykes. The Nugget Zone alteration is dominated by weak chlorite-biotite altered Takla volcanics commonly with disseminated magnetite. Substantial gold-copper mineralization is present within the Takla volcanics but at depths exceeding 400 m. The Nugget Zone generally exhibits a higher gold to copper ratio than Kemess North, and rare narrow intersections of gold grades of up to 8 g/t are present.

Exploration

The Kemess North property represents a highly advanced project. The early exploration work in the area identified a porphyry target but it wasn't until deep drilling in 2001 that significant gold and copper grades were located. Since 2001 exploration has been directed at expanding the resource base in the proposed pit area by drilling 16 holes in 2001, 41 holes in 2002, 19 holes in 2003, and 7 holes in 2004. In 2005 the exploration focus was on the discovery of the fault offset portion of Kemess North, as this system is fault bounded on both the north and east sides.

Because the target is deep, geological mapping and geochemical techniques add little value, likewise, surface and airborne geophysical exploration have contributed little.

The procedures followed in the field and through the interpretation stage of exploration have been professional. Various crews under the supervision of professional geologists carried out the exploration work. Since 2001 to the present day there has been continuity in personnel both in the field and with the data interpretation. It is considered that the reliability of the data obtained with exploration is very high.

Modelling Resources and Reserves

Kemess North is a large copper-gold porphyry deposit and is typical of porphyry gold-copper deposits in the western cordillera. The deposit has a low-grade ore zone at a depth of 150 m below the ground surface on the western side of the deposit and a higher grade zone 300 to 550 m below surface on the eastern side. A 3-D Block Model has been used to represent the Kemess North mineral Resources. The geology model area used is large enough to include drill holes from the Nugget area to the west and the Kemess East area. To restrict the resource estimate to defined geology units, four major lithology zones were modeled as defined by the drillholes.

A summary of information from the database and geostatistical resource estimate work includes the following:
  198 drill holes

  40,237 copper assays

  39,821 gold assays

  Copper and gold show a correlation factor of 0.80.

  Outlier high grade cutoffs were applied to both Copper and Gold. 14 Copper assays were cut to 1.35% and 16 high grade Gold assays were cut to 4 g/t. The cut grades were used in compositing.

  5 m and 15 m fixed length composites were generated for comparison of the composite length on grade dilution and loss effects with respect to the original assays. The 5 m composites were chosen for modelling which is reasonable for this type of deposit.

  The influence of a few remaining high-grade composites were limited to a maximum of 50 m during interpolation.

  The composites were tagged with a Litho code according to the 3-D solid they were included with.

  Variograms (both grade and directional) using the 5 m composites were studied for Litho codes 5, 6, and 7. Kriging parameters were determined from the variograms for Litho zones 5, 6, and 7.

  A contact analysis was completed indicating that the transition zone across the Litho boundaries is less than the typical drill spacing. Therefore a hard-boundary approach was chosen to interpolate each Litho zone separately.

NORTHGATE MINERALS CORPORATION	16

Eighteen drill holes with suspect down-hole surveys were found in the database. Two models were built, one with all of the drill holes, where the suspect holes had their down-hole surveys corrected, and the second with the 18 suspect drill holes removed. The resulting models were very similar in contained resources however subsequent mine planning work with the two models showed similar economic pit sizes for the two models were achieved with only a 5% difference in input metal prices. With this sensitivity it was decided for the mine planning work, to use the model including the corrected holes since the assays are valid and excluding the holes is less representative than using the corrected holes.

The grade interpolation method and search distances for kriging were based on the Geostatistical analysis and variogram parameters. A minimum of 3 and a maximum of 16 composites were used for the interpolations with maximum 4 composites from each quadrant. The maximum search for the composites was limited to 200 m. The general steps were:
  A background interpolation was done using the inverse distance weighting to a power of three without using the litho boundaries.

  Separate "Ordinary Kriging" ("OK") runs were made for AU and CU for LITHO codes 5, 6, & 7 (6 runs) using the specific interpolating parameters for each metal by zone. For blocks that meet the selection criteria the background values were over written.

  The methodology employed for the grade interpolation of the model followed the standard industry practices and is based on the extensive experience on similar deposits.

  The reserves Class codes were assigned based on the Geostatistical analysis and the following items loaded into the model during the grade interpolation runs.

Resource Classification Criteria Used

1	2	3
Measured Resources	Indicated Resources	Inferred Resources
DIST = < 30 m	DIST = 31-50 m	DIST > 150
or	and	or
	NCOMP = < 5	Other blocks that cannot be
DIST = 31-50 m	or	classified as measured or
and	51 m < DIST < 150 m	indicated
NCOMP > = 5	and
NCOMP > = 5
or
51 m < DIST < 200 m
and
LITHO = 5, 6, or 7

Where DIST is the distance to the nearest drill hole from the centre of the block and NCOMP is the number of composites used in the interpolation of a block.

NORTHGATE MINERALS CORPORATION	17

Mineral Resources

The following Resource tables are based on the total Geological Model. They only include material within the defined LITHO zones.

Summary of Measured Resources

	Ordinary Kriging			Inverse Distance
				(power = 3)
Cu %	Tonnes	Mean	Mean	Mean	Mean
Cutoff	(Mt)	Cu %	Au g/t	Cu %	Au g/t
0.05	589.4	0.153	0.278	0.154	0.279
0.10	435.9	0.181	0.320	0.182	0.324
0.15	263.7	0.217	0.376	0.220	0.385
0.20	123.2	0.267	0.465	0.273	0.478
0.25	52.5	0.330	0.610	0.337	0.627
0.30	27.6	0.384	0.769	0.393	0.793
0.35	15.7	0.430	0.928	0.442	0.962
0.40	8.8	0.477	1.083	0.491	1.131
0.45	4.5	0.527	1.246	0.547	1.309
0.50	2.4	0.575	1.452	0.592	1.486

		Summary of Indicated Resources

	Ordinary Kriging			Inverse Distance
				(power = 3)
Cu %	Tonnes	Mean	Mean	Mean	Mean
Cutoff	(Mt)	Cu %	Au g/t	Cu %	Au g/t
0.05	632.8	0.136	0.235	0.135	0.234
0.10	411.2	0.170	0.289	0.170	0.289
0.15	218.9	0.210	0.350	0.209	0.349
0.20	95.9	0.259	0.437	0.257	0.434
0.25	38.5	0.317	0.569	0.314	0.567
0.30	19.0	0.365	0.714	0.362	0.714
0.35	9.6	0.409	0.895	0.406	0.897
0.40	4.2	0.457	1.099	0.465	1.104
0.45	1.8	0.502	1.206	0.513	1.219
0.50	0.8	0.547	1.251	0.547	1.249

		Summary of Inferred Resources

	Ordinary Kriging			Inverse Distance
				(power = 3)
Cu %	Tonnes	Mean	Mean	Mean	Mean
Cutoff	(Mt)	Cu %	Au g/t	Cu %	Au g/t
0.05	74.1	0.131	0.164	0.131	0.164
0.10	41.9	0.175	0.217	0.175	0.217
0.15	28.4	0.196	0.234	0.196	0.234
0.20	11.2	0.234	0.307	0.234	0.307
0.25	2.9	0.276	0.397	0.276	0.397
0.30	0.27	0.357	0.542	0.357	0.542
0.35	0.18	0.376	0.589	0.376	0.589
0.40	0.06	0.407	0.646	0.407	0.646

Five individual areas were selected from the geologic model as manual checks for grade and tonnage. The copper and gold grade estimates were calculated by averaging the assay grades from all of the drill hole intercepts within the block. The tonnage was calculated by using the averaged bulk density (SG) of the data from within the block.

NORTHGATE MINERALS CORPORATION	18

The estimated grades are very close to the modeled grades for both copper and gold ranging from –7.0% to +8.2% for Copper and –6.5% to +6.8% for Gold. The small variance indicates the modelling method to be reasonable.

Reserves

The Ultimate Economic pit limit is based on a Lerchs-Grossman pit optimization evaluation of the resource in the 3-D block model. This evaluation includes the Project Base economic parameters, and overall slope design parameters derived from Geotechnical evaluation of the pit walls. The economic pit limited is also constrained to only consider Measured and Indicated Reserve Class material to generate revenue. A final pit design has been designed (P634) based on this Ultimate economic pit limit study and from more detailed Geotechnical slope design parameters including high wall haul roads. The Reserves within the P634 pit design are generated from 3-D block model.

Mining recovery is estimated at 95% and mining dilution of 10% is applied at the contact between ore and waste. The dilution grade is estimated at 0.08 g/t Au and 0.05% Cu which is the average grade of material below the incremental cutoff grade. Interpolated SG is used.

A NSR cutoff has been determined for the Reserves calculation using the following factors:
  NSP (net smelter price); copper C$0.901/lb and gold C$11.753/g.which accounts for offsite expense, smelting, and refining.

  Mill recovery factor; 88.8% for copper and 61.5% for gold.

The reserves for the final pit limit (P634) based on an NSR cutoff of $2.20 are:

Reserve Estimate Kemess North, Pit P634

	Diluted Mineable	Cu	Au
	(tonnes x 106)	(%)	(g/t)
Proven	282.40	0.159	0.306
Probable	131.84	0.160	0.310
Total	414.24	0.160	0.307

The final pit design includes 335.09 million tonnes of waste for a strip ratio of 1:0.81. Note that the reserve tonnages above are all included in the Resource tonnages listed earlier.

The overall pit slopes and detailed bench design parameters have been provided by Knight Piésold for the different sectors of the pit wall based on an aggressive 1.2 Factor of Safety. The slope design parameters used are contingent on certain operating practices and monitoring as prescribed by Senior review Consultants Will Bawden PhD, PEng of the University of Toronto, and Chuck Brawner PEng. Knight Piésold have indicated several design modifications required to the South wall of Pit P634. These may increase the waste stripping by up to 10% but this is within the accuracy of the reserves estimate and will not affect the overall economic viability of the design. These modifications will be made during the Feasibility Design stage.

The LG sensitivity analysis was used to design the pit pushbacks. To enable a more even annual strip ratio in the production scheduling, the first pushback will mine the near surface lower grade ore on the west side. The deeper east side is split into two stages, a shallower north side and a deeper south side mining to the ultimate pit depth. The first pushback has been further revised where the initial benches in the Pre-stripping period are included as a Pre-Production phase. The size of the stages was roughly determined to ensure that each have a sufficient bench width to enable efficient mining operations and for all the stages, the design was pushed to the ultimate pit lateral limit on three walls, with subsequent pushbacks expanding in one direction only. This will enable much more efficient mining operations when adjacent pushbacks are being mined at the same time.

The production schedule for Kemess North is run from the Pit Phase reserves. All production will be from the owner's fleet except for minor tonnages for the small initial benches of each pushback. These will require smaller specialized equipment to operate on the steep original ground at the top benches. The major mining equipment from Kemess south will be transferred to Kemess North as ore and waste production is reduced in Kemess South. To meet the higher strip ratio requirements, additional haul trucks will be purchased. The ore annual ore targets are adjusted each year to reflect the ore hardness and anticipated SAG mill through put according to the "HARD" (BWI) value in the Pit Reserves.

NORTHGATE MINERALS CORPORATION	19

Milling

The Kemess North ore will be processed in the existing Kemess plant, initially with integrated co-production with the current Kemess South ore and as a stand-alone operation after the Kemess South ore is depleted. During the co-production period the plant capacity will be increased and an ore transportation system from Kemess North will be installed. This will include an Underground ore conveyor system and pit-side crushers. The current capacities, costs and metallurgical performance of the plant are well defined and carry a high level of assurance into the Kemess North project performance and cost estimates.

The metallurgical test work for Kemess North is based on metallurgical samples taken from the exploration drillholes. The met samples were well located to represent the deep ore for the Kemess North deposit. Future testing should also be done on the shallow ore on the west side of the pit for more detailed prediction of operating performance during the earlier years of the project.

The ores of Kemess North share a number of favourable characteristics with the Hypogene ores of the Kemess South deposit:
  Both deposits carry "clean" sulphides without surface oxidation.

  Impurity elements occur in extremely low concentrations.

  The sulphides are coarse grained and are adequately liberated for rougher flotation at a grind of K80 at 145 µ.

  Ball mill work indices are low compared to a majority of porphyry deposits.

  The average metal contents of North ores are slightly lower, copper at 0.20% Cu versus 0.22% Cu and gold at 0.4 g/t Au versus 0.75 g/t for South ores.

  The pyrite content of Kemess North averages 4% compared to 1% pyrite for the South ores. Since pyrite contains finely disseminated gold, higher pyrite carries a larger portion of gold to tailings.

  The near surface ores of the North deposit are of slightly lower grade than those of deeper zones.

  The rougher flotation with Kemess North ores in essence is a bulk sulphide float. Rougher concentrates have to be re-ground to a K80 of less than 20 microns for cleaner flotation to produce quality concentrates.

  Existing flotation cell capacity and de-watering equipment are adequate for treatment of North ores.

  Concentrates will be free of deleterious impurities.

  The Net Neutralization Potential for all North composites is negative; therefore the tailings will be acid generating unless stored under water cover.

Subsequent analytical work has been completed on the samples from the flotation test work and determined that there was a relationship between Ag and Au in the concentrate for the various pit zones. Silver grades have not been included in the Mining reserves and have not been used in any of the economic pit limit/reserve calculations. Small silver credits have been included in the financial modelling.

Environmental

Environmental considerations for the Kemess North project have been integrated with the Total Kemess property requirements for ongoing operation and final closure. Klohn Crippen has been retained for this work, which covers Mine Waste Management, Water Management, Environmental studies, and Mine Closure planning. Klohn Crippen's work involves the base line data studies, evaluations, process design and costing as required to meet or exceed the regulations. These requirements have been included in the mining and processing designs and schedules. The capital and operating costs as determined by Klohn Crippen have also been used in the cost modelling.

NORTHGATE MINERALS CORPORATION	20

Permitting

The permitting process for the Kemess North Project is being carried out by Northgate. The project entered the regulatory review process for mine development approval in October, 2003. This will involve two levels of government: Province of British Columbia and the Government of Canada and will be concurrent with the applications for Project permitting. The provincial permits will establish the guidelines for environmental protection during the construction and operating phases of the Kemess North Project.

The formal project review was initiated with the submission of the Kemess North Project Description to the BC Environmental Assessment Office (EAO) in October, 2003. The EAO has the responsibility to notify all stakeholders and disseminate relevant project information during the review process. The primary government agencies involved are as follows:

Province of BC: Environmental Assessment Office, Ministry of Water, Land & Air, Ministry of Energy & Mines, and Ministry of Sustainable Resources.

Government of Canada: Canadian Environmental Assessment Agency, Department of Fisheries & Oceans, Environment Canada, and Natural Resources Canada.

On March 14, 2005, the Government of Canada (Canadian Environmental Assessment Agency) and the Government of British Columbia (British Columbia Environmental Assessment Office and the Ministry of Sustainable Resources) formally initiated a Joint Panel Review Process for the Kemess North Project.

The target for the approval for key permits is late 2006.

3.4 Summary of Kemess North Project Economics

In 2004, the Corporation completed the feasibility study on the Kemess North project. This indicated potential production of 2.6 million ounces of gold and 1.3 billion pounds of copper at a net cash cost of $US 180 per ounce of gold and a capital cost of $190 million. This would extend the life of the Kemess mine until 2019. At a CDN$/US$ exchange rate of 1.45 the project IRR varies considerably depending on metal prices as illustrated in the following matrix.

Table 1

	Copper Price $/lb
		$1.00	$1.10	$1.20	$1.30
Gold	$375	5%	7%	10%	12%
Price	$400	6%	9%	11%	13%
	$425	8%	10%	12%	14%
	$450	9%	11%	13%	15%

IRR sensitivities to the key project parameters are presented below:

Table 2

Parameter	Change	Approximate IRR Change

Gold Price	± $25/oz	1.5%

Copper Price	± $0.05/lb	1.3%

F/X Rate	± 0.05 CDN$/US$	1.5%

Initial Capital	± $10 million	0.4%

Smelter Charges	± $5/mt/$0.005/lb	0.5%

NORTHGATE MINERALS CORPORATION	21

The Kemess North development scenario upon which the final feasibility study is based has ore production from the Kemess North pit commencing in late 2006.7 Kemess North ore will be streamed with Kemess South ore until reserves at Kemess South are exhausted in 2012. Kemess North ore will be transported from a primary crusher located adjacent to the Kemess North pit to the ore stockpile at the Kemess South mill via an 8.8 km conveyer that will pass through a 2.8 km tunnel. The longer period of simultaneous operations for Kemess North and South, compared to May 2004 pre-feasibility study, was made possible by the identification of approximately 25 million tonnes of ore at Kemess South that would be economic under the lower unit cost structure of the combined operation.

Development of the Kemess North deposit and the expansion of Kemess' current mill infrastructure to a capacity of 96,000 metric tonnes per day beginning in 2007 will require an initial capital investment of $US 190 million. This figure is $30 million higher than the pre-feasibility study estimate made in May 2004. A significant part of the capital increase resulted from the decision to increase mill capacity from 86,000 to 96,000 tonnes per day in order to enhance operating cash flow in years where lower grade, nearer surface ore is scheduled for processing. The balance of the increase was the result of the general escalation in equipment and construction costs in the current economic environment, which more than offset the slightly lower cost achieved in the final design of the tunnel and conveyer system.

The average cash cost of production during the 2007 - 2019 period is $180 per ounce of gold and the cost of production after mining at Kemess South ceases drops to $110 per ounce when higher grade ore at the core of the Kemess North deposit is exposed for processing.

The project IRR varies considerably depending on metal prices and the CDN$/US$ exchange rate. A matrix of project IRR versus metal prices at an exchange rate of 1.45 is shown in Table 1 and project IRR sensitivities to various project parameters are shown in Table 2.

The total resource at Kemess North now contains 6.9 million ounces of gold and 2.3 billion pounds of copper within 719 million tonnes. In 2004, a total of 2,471 metres of in-fill drilling in seven holes was carried out in order to increase the confidence of the geological interpretation, specifically regarding the location of the limiting faults on the north and east sides of the deposit. The results of this work extended the high grade core of the deposit 50-70 metres to the east compared to the earlier interpretation. The effects of this are included in the Reserve and Resource statement listed above.

3.5 Kemess South Operations

Gold and copper production from the Kemess mine have fluctuated somewhat over the past three years. A more complete summary of operations for the three years is shown in the table below:

100% production basis	2005	2004	2003
Ore plus waste mined (tonnes)	51,234,000	56,000,000	53,872,000
Stripping ratio (waste/ore)	1.62	1.90	1.88
Tonnes milled (ore)	17,995,000	18,589,000	18,633,000
Average mill operating rate (tpd)	49,302	50,791	51,049
Gold grade (grams / tonne)	0.723	0.735	0.702
Copper grade (%)	0.229	0.231	0.225
Gold recovery (%)	67	69	70
Copper recovery (%)	81	83	82
Gold production (ounces)	279,962	303,475	294,117
Copper production (000's lbs)	73,722	78,291	76,177
Productivity measures:
Tonnes mined per man shift	785	826	803
Tonnes milled per man shift	276	290	281
Cash cost per ounce (US$)
Full Absorption Method[8]	205	135	219

7 The reader is reminded that the assumption of co-production with Kemess South starting in 2006 is no longer valid as production will not start from Kemess North in 2006. The requisite permits must be granted before construction and production can begin. When these permits are granted the Company will re-visit the economics of the project considering the prevailing economic conditions at that time.

8 Full absorption net cash cost per ounce of gold is calculated by subtracting the net by-product revenue from copper and silver from total site operating costs (including royalties) and dividing this amount by the number of ounces of gold contained in the concentrate produced.

NORTHGATE MINERALS CORPORATION	22

Tonnes of ore and waste mined during 2005 decreased by 9% from 2004 due to the effects of slightly longer haul distances as the Kemess South open pit continues to deepen and the lower waste stripping required. The 4% increase in tonnes mined from 2003 to 2004 was the result of the improved shovel utilization. The unit cost for mining during 2005 was CDN$1.20 per tonne compared to CDN$0.93 per tonne in 2004 and CDN$0.92 per tonne in 2003. The increase in mining unit costs is largely attributed to higher diesel fuel costs and increased fuel consumption related to higher than budgeted waste stripping and longer haul distances for the waste combined with the lower tonnages mined.

Mill throughput at Kemess in 2005 was slightly below throughput in 2004 and 2003. Throughput in the last three years has been fairly consistent with some slight variation as a result of rock hardness and required maintenance.

Gold and copper recoveries averaged 67% and 81% respectively in 2005. These are below recoveries in 2003 and 2004 largely as a result of a harder more pyritic ore in the east end of the pit.

The average unit cost of production in 2005 was CDN$8.25 per tonne milled which was 15% higher than the CDN$7.19 per tonne milled recorded in 2004 and 22% higher than the CDN$6.77 in 2003. The increase in costs in 2005 were primarily the result of increased costs for grinding media (steel balls) and fuel and higher than average maintenance costs for the tailings pipeline and the crusher. The Kemess mine's fully absorbed cash cost increased to $205 per ounce in 2005 from $135 per ounce in 2004 as a consequence of the lower grade, harder more pyritic ore mined in the first half of the year. This was anticipated as part of the planned mining cycle.

The Kemess mine is forecast to produce 320,000 ounces of gold and 84.7 million pounds of copper during 2005 at a net cash cost of approximately $170 per ounce, net of copper by–product credits, calculated at a price of $1.70 per pound of copper and using an exchange rate of US$/CDN$0.85. The metal production forecast for 2006 is higher than the 2005 metal production as a function of the normal mining sequence in the pit and the completion of mining in the lower grade east part of the pit.

Environmental Matters, Reclamation and Closure

The Kemess mine is in compliance in all material respects with applicable provincial and federal environmental requirements. With respect to future site reclamation and closure costs, the Corporation regularly updates its estimates of future expenditures.

As at December 31, 2005 the provision for site closure and reclamation costs was $26.2 million. Provisions for site closure and reclamation costs are based on known requirements. The exact nature of environmental control concerns, if any, that may be encountered in the future cannot be predicted with certainty, as environmental requirements currently established by government agencies may change.

The expected site closure costs used in the determination of this provision total of US$33.1 million are expected to be spent over a period of three years beginning in 2009 after the reserves of the Kemess South pit are depleted. The credit-adjusted risk free rate at which the estimated future cash flows have been discounted is 5.625% and the inflation rate used to estimate future cost was 2%.

At December 31, 2005, Kemess Mines Ltd. has a security bond of CDN$15,000,000 posted in connection with its reclamation permit for the Kemess South Mine. During 2002, Kemess Mines Ltd. and the Government of British Columbia amended the reclamation permit such that Kemess Mines Ltd. agreed to provide additional security instalments of CDN$1,000,000 on December 31st of each year from 2003 to 2008, with a final amount of CDN$800,000 due on December 31, 2009.

3.6 Other Exploration in the Kemess Camp

Exploration work in 2005 consisted of 42 diamond drill holes totalling 14,669 meters in length. The drilling was directed towards a number of targets, specifically the Bear claims, south of the Kemess South open pit, Duncan Ridge, Kemess East/Hilda, the NOR 1 claim and the Kemess North Offset target.

In addition to porphyry gold copper deposits, the Corporation's exploration team believes there continues to be the potential for higher grade gold vein or epithermal deposits and base metal skarns, examples of which are well documented elsewhere in the Toodoggone mineral district. These deposits types, if found, would offer the opportunity to supplement the mill feed at significantly higher grades than those currently being mined, and with the existing infrastructure at Kemess South, it is anticipated that the development and operation could be achieved with fairly low capital and operating costs.

NORTHGATE MINERALS CORPORATION	23

On the Bear claims, acquired in 2004 south of the Kemess mine, a total of 16 holes totalling 5,444 metres were drilled to test a number of geophysical, geochemical and geological targets. No economic mineralization was intersected.

Five kilometres west of Kemess North, on Duncan Ridge, skarn/carbonate replacement type mineralization was know from an historic showing and a 2003 drill intersection of 11.75 meters of 0.8% copper, 2.2% zinc and 12.7 g/t silver. Six holes totalling 1,503 metres were drilled in 2005 with limited encouragement and no further work is planned.

Exploration on the Kemess North Offset target was based on the recognition that the high grade portion of Kemess North is fault bounded on both the north and east sides. Exploration in 2005 was directed towards locating the offset portion of the deposit. Five holes were drilled searching for this target and three holes intersected mineralization that is either the fault offset of Kemess North or a different system similar in nature to Kemess North. Based on these drill intersections it is clear that the mineralized system is substantially larger than previously known. The results of these three holes are summarized in the following table.

Hole No.	From	To	Width	Gold	Copper
	(metres)	(metres)	(metres)	(Grams/tonne)	(%)

KN-05-24
	722	1,029.6	307.6	0.31	0.24

	Including 774	812	38	0.48	0.41

KN-05-27	926	1,232.9	306.9	0.21	0.21

	Including 1086	1,232.9	146.9	0.30	0.27

KN-05-28	576	1,083.6	507.6	0.21	0.18

	Including 790	1,046	256	0.30	0.23

	Including 914	1,040	126	0.41	0.27

A substantial program is planned for 2006 to follow up on these holes with the aim of locating this system beneath the barren cover rock to the east of Kemess North as well as locating the high grade core mineralization similar in nature to the high grade core of Kemess North.

NOR 1 Claim

On October 15, 2004, Northgate and a prospector signed an Option Agreement providing for Northgate to earn a 100% interest in the NOR 1 claim, located to the west of and adjacent to the Kemess Mine property in the Omineca Mining District, north central British Columbia, Canada.

The NOR 1 claim contains 20 units or 500 hectares (1,235 acres). The property is for the most part covered by Toodoggone volcanic rocks similar to the rocks overlying the south part of the Kemess South deposit. Exploration in 2005 was directed towards the underlying Takla volcanic rocks that host the ore deposit at Kemess South. Four holes were drilled totalling 1,030 metres. No significant mineralization was intersected.

3.7 Other Exploration (Option Agreements)

Sustut Copper Project

On June 21, 2004, Northgate and Doublestar Resources Limited signed a Purchase Option Agreement providing for Northgate to purchase a 100% interest in the Sustut Copper property, located 40 km south of the Kemess Mine in the Omineca Mining District, north central British Columbia, Canada.

NORTHGATE MINERALS CORPORATION	24

The Agreement provides for Northgate to purchase this interest by making payments totalling $1.705 million dollars as the project achieves certain thresholds, $500,000 of which was paid upon signing of the agreement. The project is also subject to a sliding scale royalty based on the price of copper, as well as a 9% Net Profits Interest in favour of Falconbridge Limited. The royalty varies with the price of copper as follows:

Copper price per pound (US $)	Royalty per tonne delivered to
the Kemess mill (CDN $)

Less than $0.94375	Nil

Less than $1.00	$0.25

Less than $1.10	$0.50

Less than $1.20	$0.90

Less than $1.30	$1.10

Less than $1.40	$1.40

Equal or greater than $1.40	$2.00

The Sustut property comprises one Mining Lease (200 hectares) and 5 mineral claims (60 units), covering 15 square kilometres. The Sustut deposit consists of a sheet like sequence of fine grained disseminated copper minerals (chalcocite, bornite, chalcopyrite and native copper) within a much thicker sequence of volcanic derived sedimentary rocks belonging to the Upper Triassic age Takla Group. Although it is hosted in similar age rocks and rock formation to the Kemess South deposit, this is an entirely different deposit type. During 2005 the Corporation made no payments with respect to this option agreement.

RDN Gold Property

On March 29, 2004, Northgate and Rimfire Minerals Corporation ("Rimfire") (TSX Venture-RFM), entered into an Option and Joint Venture Agreement whereby Northgate can acquire an initial 51% interest in the RDN property, located in the Iskut River area of north-western British Columbia, Laird Mining District. The 100% owned property consists of 16 mineral claims (213 units) in two separate claim blocks, the RDN and the Rest claims, covering 53 square kilometres.

Under the initial option, Northgate may earn a 51% interest in the RDN property by making exploration expenditures of CDN$5 million over four years, including a firm commitment to spend a minimum CDN$1,000,000 in 2006. In addition, Northgate will make property payments totalling CDN$200,000 including an initial payment of CDN$25,000 that was paid on signing. Upon completing CDN$5 million in exploration expenditures and making the cash payments, Northgate will have an additional option to increase its interest to 60% by completing a feasibility study and making all expenditures related thereto. The RDN claims are subject to a total net smelter return royalty of 1.34%. Half of this net smelter return may be purchased for $666,666. If Northgate vests their interest, should a party's participating interest be diluted below 10%, or should it fail to participate in a feasibility study or mine development program, it will forfeit its participating interest and receive a 5.0% net proceeds of production royalty. Rimfire will be the operator of exploration programs during the initial option, whereas Northgate will be the operator during the additional option and under the joint venture upon completion of the option period.

The RDN property is largely underlain by Jurassic Hazelton Group stratigraphy similar in age, lithology and alteration to that hosting the Eskay Creek gold and silver rich volcanogenic massive sulphide deposit 40 kilometres to the south, currently being mined by Barrick. Like Eskay Creek, sub volcanic feldspar porphyries intrude an intermediate to felsic package which is overlain by and interbedded with rhyolite, fine grained marine clastic sediments and mafic volcanic rocks. The feldspar porphyries and their extrusive equivalents are extensively altered and pyritized with host numerous precious metal-rich quartz-sulphide veins. A shallow marine magmatic/hydrothermal system has been demonstrated at a number of targets areas, such as the Marcasite Gossan, the Wedge Zone and the Jungle Anomaly. More than ten kilometres of "Eskay equivalent" stratigraphic contact have been identified on the RDN property. This is the target horizon for deposits of precious metal rich massive sulphides similar to the Eskay Creek mine. A description of the geology of the property has been prepared by Rimfire Minerals and was filed at www.sedar.com on July 31, 2003 under the Rimfire subsection.

NORTHGATE MINERALS CORPORATION	25

Six drillholes were completed in 2005 for a total of 1,470 metres in two target areas: Blind Fault and Arctic Grid.

The Arctic Grid was targeted for drilling due to the presence of Eskay Creek-equivalent stratigraphy exposed on surface. 2005 results have shown that rhyolite within this stratigraphy is very similar geochemically and in age (as determined by precision age dating) to rhyolites intimately associated with mineralization at Eskay Creek.

Two stratigraphic drill holes (RDN05-43, 45) were completed on the Arctic grid, approximately 1.5 kilometres apart. Both holes cored interbedded mafic volcaniclastic fragmentals and mudstones occurring above a thick package of sericite-altered rhyolite flows and black matrix breccia. This is a geologic environment conducive to the formation of massive sulphide deposits. Both drill holes exhibit elevated barium at the rhyolite-sediment contact; elevated silver and zinc in the volcaniclastic-sedimentary assemblage; and discontinuous but elevated arsenic within the rhyolite. The prospective rock assemblage extends for at least 5 km through the Arctic Grid area, where the surface geology is partially hidden by glacial overburden.

A third hole (RDN05-44) was drilled approximately 1,000 metres east, testing a separate gold target in older rock units and anomalous mercury-arsenic+/-gold geochemistry in soils. This hole sufficiently tested the target, intersecting anomalous mercury-arsenic-gold interpreted to be the source of the anomalous surface geochemistry.

Three holes in the Blind Fault area targeted a 300 x 50 metre zone of vein and disseminated silver-lead-zinc mineralization in volcanic and sedimentary rocks where native silver was discovered in 2004. Continuous channel sampling in 2005 returned 24.7 metres averaging 24.9 g/t silver. Hole RDN05-42, one of three holes testing this target intersected three silver-bearing intervals, the best of which assayed 30.7 g/t silver over 21 metres.

3.8 Young-Davidson Mines, Limited Description of Business

Young-Davidson is a wholly owned subsidiary of Northgate acquired in 2005 as described in Section 2.2. The sole asset of Young Davidson is the Young-Davidson property that covers two former producing gold mines in the Matachewan area of Ontario.

Properties

Micon International Limited ("Micon"), a geological and engineering consulting group prepared the Matachewan Technical Report dated August, 2004. The full text of the Matachewan Technical Report is available on SEDAR at www.sedar.com under the Young-Davidson Mines section and is available upon request from the Corporation. The following information concerning the Matachewan Project is based upon the Matachewan Technical Report and has been prepared with the consent of Messrs. Reno Pressacco, MSc (A), PGeo and Paul Gribble, BSc, CEng. of Micon, both qualified persons within the meaning of NI 43-101.

Property Description and Location

The Matachewan Project is located immediately west of the village of Matachewan, Ontario, and approximately 60 kilometres west of the town of Kirkland Lake, Ontario.

The Matachewan Project is comprised of 130 staked claims, mining leases, patents and licenses of occupation, that were acquired either through staking, application, or option agreements. The project consists of 46 staked mining claims, 80 leases, 2 patented claims, and 2 licenses of occupation, covering approximately 1,676.16 acres of surface rights and 8,770.92 acres of mining rights. The claims are located in the southeast corner of Powell Township, the northeast corner of Yarrow Township and the southwest corner of Cairo Township. All claims are situated within the Larder Lake Mining Division. The claims are contiguous, with the exception of a single staked claim located in Otisse Lake, and one patented claim located immediately north of the village.

The original owners of the claims included Matachewan Consolidated Mines ("MCM"), Ethel Welsh, John Shirriff, Jack Schaus/John Shirriff, and Young-Davidson. Young-Davidson currently owns a one hundred

NORTHGATE MINERALS CORPORATION	26

percent (100%) interest in all these claims, except the Schaus/Shirriff claims, either by direct ownership or via option agreements. In regard to the Schaus/Shirriff claim group, Young-Davidson currently holds a twenty percent (20%) interest. The remaining eighty percent (80%) interest in the claims resides with Jack Schaus, who is deceased. Young-Davidson is working with the heirs of the Schaus estate to arrange for the transfer of the remaining eighty percent (80%) interest in these claims to Young-Davidson. All of the mining leases and patented claims have been surveyed.

In order to maintain its option agreement valid with MCM, Young-Davidson must pay all municipal and land taxes. As well, during periods of economic force majeure, Young-Davidson must pay a non-recoverable option payment at the commencement of every six-month period of US$3,750 when gold is below US$400 per ounce. If, at any time during the six-month period the price of gold exceeds US$400 per ounce, Young-Davidson will pay a US$7,500 recoverable advance royalty payment. Young-Davidson is obligated to provide quarterly reports to MCM on the progress of any work completed on the land holdings, along with sufficient production and financial information to enable MCM to verify the correctness of any production royalty paid to MCM.

During periods of production and at a base gold price of US $270 per troy ounce, a royalty of US $1.00 will be paid per ton of ore mined and processed from the MCM property. When applicable an additional royalty will be paid on each ounce recovered in each quarter to compensate for any increase in price received over US $270 per ounce. This will amount to five percent (5%) of the increase in price per ounce recovered above the base rate of US $270. The price will be based on the average quarterly price of gold sold on the free market during the quarter in which the gold is shipped.

In order to maintain its option agreement with Mrs. Welsh, Young-Davidson must pay an advance royalty of CDN$1,500 per twelve month period during periods of economic force majeure. During periods of production, Welsh shall receive CDN$1.50 per ton of ore mined and processed from the property, or twenty percent (20%) or twenty-five percent (25%) of the net profits, whichever shall be greater.

The agreement with Mr. Shirriff has no ongoing obligations to fulfill in order to maintain its good standing. However, a two percent (2%) Net Smelter Return is retained by Mr. Shirriff. Similarly, the agreement with Schaus/Shirriff has no ongoing obligations, and it too has a two percent (2%) Net Smelter Return which currently accrues to the Schaus estate.

In 1978, a local native band made a motion that 20 new townships be added to the existing 100 townships that formed the Temagami Land Caution. In 1979, claims L512587, L512588, L512589, L537314, L537315, L537316 and L537317 were staked in Powell and Cairo Townships. These claims were located within the 20 townships named by the native band. The Mining Recorder's Office of the Ministry of Northern Development and Mines ("MNDM") was not aware of the bands action, and proceeded to accept these seven claims for recording when in fact the land had been removed from being available for staking. A hold status was subsequently placed on these claims, and remains in effect as at March 3, 2006. These claims are located at the eastern extent of the property holdings, and do not have an impact upon the resource estimate presented herein.

Mining claims L523116, L523117, L523118, L523119, L523141, L523142, L523143, L523144 and L523145 form part of the Schaus/Shirriff claim group. Following the death of Mr. Schaus, the title to these mining claims was vested to an appropriate heir, being Arlette Schaus. Ms. Shaus has agreed verbally to transfer her 80% interest in these claims to Young-Davidson, the current holder of a 20% interest in these claims. Young-Davidson is currently awaiting a completed and signed transfer form from Ms. Schaus to finalize the transfer of the claims to Young-Davidson. These claims are located in the southwest part of the land holdings, and do not have an impact upon the resource estimate presented in the Matachewan Technical Report.

Mining activities have taken place in the area since the Young-Davidson Mine and the Matachewan Consolidated Mine entered into production in 1934. The Young-Davidson Mine ceased production in 1957 and the Matachewan Consolidated Mine ceased production in 1953. Pamour Mines Limited produced a small amount of tonnage from small pits located on the Matachewan Consolidated property during 1981 and 1982, but that ore was trucked to the Pamour mine site for processing. None of these tailings areas has been subjected to remediation or reclamation activities. Environmental site assessment activities by Royal Oak in 1996 located a small area of tailings that are acid generating.

NORTHGATE MINERALS CORPORATION	27

Accessibility, Climate, Local Resources, Infrastructure and Physiography

In this region, the Montreal River follows a looping path, flowing first northwards, then turning and flowing southwards. The property is located in the intervening area between the two branches of the river. The topography of the property is rather rugged, containing a number of large hills with abundant rock outcroppings that are separated by valleys that are often filled with swamps. The relief of the area is on the order of 330 feet. The vegetation of the property is typical of the Boreal Forest, consisting of mixed stands of black spruce, poplar, balsam fir and white birch.

Access to many parts of the property can be easily had by pick up truck by following Highway 566 westwards from the village of Matachewan, and by assorted un-maintained gravel roads that depart from the highway. The eastern limit of the project area is immediately adjacent to the western limit of the village of Matachewan, Ontario, which contains an estimated population of 400 persons.

The climate of the area is generally cold. While no climate records are available for the village of Matachewan itself, the daily average mean temperature in nearby Kirkland Lake, Ontario for the period 1971-2000 is stated as 1.7°C. The extreme maximum temperature of 38.9°C was recorded on July 31, 1975, and the extreme minimum temperature of -47°C was recorded on January 17, 1982. The average annual precipitation in Kirkland Lake for the period was 883.8 mm, comprising 589.7 mm as rainfall and 294.1 mm as snowfall. Given this climate range, exploration and mining development activities can be carried out at all times of the year.

History

The Matachewan Project comprises a number of claim groups that are held under various option agreements. The first of these agreements was made by Pamour Exploration for the Matachewan Consolidated claim group in 1979. Pamour also concluded option agreements for the Young-Davidson claim holdings in 1980, the two Welsh claims in 1979, the Shirriff claim group in 1980, and the Schaus-Shirriff claim group in 1992. Royal Oak Mines Inc. ("Royal Oak") acquired all of the assets of the Pamour Group in 1993, including the rights to these mineral properties, and continued to evaluate the economic potential of the gold mineralization found on these claims. As a consequence of the removal of the Temagami Land Caution in 1995, Royal Oak commissioned the staking of some 20 claims totalling approximately 4,520 acres. The mineral title of the Matachewan Project was placed into the care of an Interim Receiver, PriceWaterhouseCoopers, following Royal Oak's bankruptcy in 1999. A numbered Ontario Corporation, 1519865 Ontario Limited purchased the right, title and interest to the property in September of 1999. The rights to the properties were subsequently transferred to Young-Davidson in 2002 when Young-Davidson acquired 1519865 Ontario Limited.

A chronological listing of the exploration and development work that has taken place on these claim groups is summarized below.

Young-Davidson Property

A great deal of work has been done on the Young-Davidson property over the years, beginning with the initial gold discovery on the Davidson Claims by Mr. Jake Davidson in 1916. Since then, much exploration and development has been done on the property, including excavation of 2 shafts, 6 production levels and 1 exploration level. Production of gold from this property took place mainly from 1934 to 1957. A brief chronological summary is detailed below:

1916 1933:	Young-Davidson: surface prospecting, hand trenching and stripping. Pre-production activities.

1934 1957:	Hollinger Corporation: production of gold under contract from Young-Davidson Mines. According to records maintained by the Ontario Geological Survey, a total of 6,218,272 tons were produced at an average grade of 0.094 oz/ton Au (585,690 ounces Au).

1979:	Pamourex Minerals: concluded option agreement.

1980:	Pamourex Minerals: Diamond drilling, 44 holes totalling 12,841feet.

1986:	Pamourex Minerals: additional diamond drilling in boundary pit area, 84 holes totalling 32,130 feet.

1988:	Pamourex Minerals: diamond drilling, 10 holes totalling 3,882 feet, testing shallow targets and upper portions of the boundary zone.

NORTHGATE MINERALS CORPORATION	28

1989:	Pamourex Minerals: diamond drilling, 10 holes totalling 13,052 feet, testing boundary zone (underground target).

1990:	Pamourex Minerals: diamond drilling, 34 holes, testing several targets in syenite.

1995:	Royal Oak: diamond drilling, 68 holes totalling 71,102 feet that tested selected underground targets, and testing for the western and depth extensions of the open pit mineralization.

1996:	Royal Oak: diamond drilling, 23 holes totalling 11,832 feet, confirming the western and depth extensions of the open pit mineralization, and to confirm the assay values indicated by the 1980 vintage drill holes.

1997:	Royal Oak: diamond drilling, 9 holes totalling 3,383 feet.

2003:	Young-Davidson: diamond drilling, 10 holes totalling 5,407 feet.

Matachewan Consolidated Property

A great deal of work has been done on the Matachewan Consolidated property over the years, beginning with the initial gold discovery on the adjoining Davidson Claims in 1916. That discovery sparked a staking rush which resulted in the discovery of gold on the MCM property later that year. Since then, much exploration and development has been done on the property, including excavation of 3 shafts and 11 production levels. Production of gold from this property took place mainly from 1934 to 1954. A brief chronological summary is detailed below:

1916:	Discovery of gold on the mine property by Samuel Otisse.

1916 1933:	Ventures Limited: surface prospecting, hand trenching and stripping. Pre-production activities.

1934 1954:	Ventures Limited: production period. According to records maintained by the Ontario Geological Survey, a total of 3,525,200 tons were produced at an average grade of 0.107 oz/ton Au (378,101 ounces Au).

1980:	Pamourex Minerals: concluded option agreement.

1981 1982:	Pamourex Minerals: gold production from five small open pits, whole ore trucked back to Pamour mill for processing. Internal company documents indicate that 106,000 tons at an average grade of 0.069 oz/ton Au were produced.

1995:	Royal Oak: diamond drilling, 34 holes totalling 22,984 feet testing for the eastern extensions of the open pit mineralization.

1996:	Royal Oak: diamond drilling, 6 holes totalling 2,717 feet testing for the eastern extensions of the open pit mineralization. Commencement of an underground exploration program in the Fall of 1996 and proceeding through to the Fall of 1997. Work completed included dewatering to the 9th Level loading pocket, shaft rehabilitation to the 8th Level station, and geological mapping and sampling to the 5th Level. Preparation of necessary documentation to produce a Comprehensive Study Report and Environmental Impact Statement in fulfillment of the requirements outlined in the Canadian Environmental Assessment Act.

1997:	Royal Oak: trenching program, including geological mapping and channel sampling. reconnaissance level IP survey.

2000:	1519864 Ontario, Limited: diamond drilling, 11 holes totalling 983 feet to test for the presence of gold mineralization in the crown pillars of selected stopes. Limited stripping and trenching.

2002:	Young-Davidson: line cutting, IP and magnetometer surveys, soil sampling, trenching, and geological mapping of the area located from the MCM #3 shaft eastwards to the Montreal River. Diamond drilling, 21 holes totalling 12,793 feet to test selected IP anomalies or geological targets for their potential of hosting significant gold values.

2003:	Young-Davidson: diamond drilling, 37 holes totalling 17,759 feet.

NORTHGATE MINERALS CORPORATION	29

Welsh Claims

1916:	Discovery of gold on adjoining claims.

1979:	Pamourex Minerals: concluded option agreement.

1986:	Pamourex Minerals: diamond drilling to test for the western extension of the boundary pit mineralization.

1995:	Royal Oak: diamond drilling, total 4,982 feet in 18 holes.

1996:	Royal Oak: diamond drilling, total 1,375 feet in 7 holes.

1997:	Royal Oak: diamond drilling, total 2,812 feet in 6 holes.

Shirriff Claims

1936:	MCM: three drill holes completed on the Shirriff claims just south of the Young-Davidson Mine.

1949:	British Matachewan Gold Mines Ltd.: diamond drilling, 1 hole (1,001 ft).

1960 1966:	British Matachewan Gold Mines Ltd.: diamond drilling, 7 holes totalling 3,858 feet.

1971:	British Matachewan Gold Mines Ltd.: magnetic and EM surveys in the Mistinikon Lake area. Diamond drilling, 2 holes.

1973:	British Matachewan Gold Mines Ltd.: IP survey.

1990:	Royal Oak/Pamourex Minerals: linecutting, magnetic and CSMAT surveys, geological mapping, diamond drilling (4,335 ft in 1 complete hole, 1 partial hole, crossing claim boundary (YD90-21)).

1994:	Royal Oak: minor line cutting, diamond drilling (9,568.1 feet in 3 holes).

1995:	Royal Oak: minor line cutting, diamond drilling (4,801 feet in 3 holes).

2003:	Young-Davidson: diamond drilling, one hole totalling 2,579.7 feet to search for the western depth projection of the Young-Davidson orebody.

Schaus-Shirriff Claims

No records of exploration activities conducted on the Schaus-Shirriff claims can be found in the assessment files maintained by the staff of the Ontario Geological Survey at the Kirkland Lake Resident Geologist's Office.

Geological Setting

The Matachewan Project is located in the southwestern portion of the Abitibi Greenstone Belt. The regional metamorphic grade is largely greenschist facies, however local areas of amphibolite grade metamorphism can be found along the peripheries of the numerous large intrusions of granitic composition in the area.

The lithologies in the Powell-Cairo township area are extremely diverse, consisting of a folded sequence of Archean-aged volcanic flows and sills of mafic-ultramafic composition and an assemblage of mixed clastic sediments, consisting largely of greywackes. These units have been intruded by younger rocks of granitic composition, the largest of which (Cairo stock) occupies the northern half of Cairo Twp. and the southern half of Alma Twp. These granitic intrusive rocks themselves have subsequently been intruded by a northerly-trending swarm of diabase dikes belonging to the Matachewan swarm. All units in southwestern Powell Twp. and parts of Cairo Twp. have been covered by younger, Proterozoic-aged sediments of the Gowganda Formation.

Structurally, the Archean-aged units strike in a general east-west direction in Powell Township, gradually taking on a northeasterly strike in Cairo Township. The volcanic and sedimentary units have all been tightly folded into easterly-trending structures in Powell Township, such that dips are variable; both north and south dips can be found in these units. A number of late faults, suspected to be of Palaeozoic age, are present in the area and can have apparent offsets of up to 0.5 0.75 miles. Indeed, the largest of these cross-faults, the Montreal River fault, extends from the Kidd Creek Mine area to Ottawa, and forms part of the Ottawa Graben system.

NORTHGATE MINERALS CORPORATION	30

The lithologies comprising the Larder Lake Group, the structural hangingwall on the property, consist of an intricately mixed assemblage of volcanic flows and derived sediments of mafic to ultramafic composition. These are in unconformable contact with the Timiskaming Group sediments, the structural footwall, along much of the length of the property. The Timiskaming Group sediments are composed predominantly of greywackes to fine pebble conglomerates with occasional sections of coarser conglomeratic material. Much of the western portions of the land holdings are underlain by clastic sedimentary rocks of the Gowganda Formation comprising interbedded siltstones, sandstones, and conglomerates. Numerous dikes of diabase cross-cut the Archean-aged rocks, and strike in a north-south direction.

The mine area sits astride the contact between the Larder Lake volcanics to the south and the Timiskaming sediments to the north. Igneous dikes and masses of syenitic composition occur in this area. The syenite occurs in 3 different styles coarsely feldspar porphyritic, very fine grained massive, and hybridized either as large masses on the order of tens of feet in thickness or as a myriad of small dikes on the order of 1 10 feet in thickness. All of the syenites are located near the mafic-sediment contact and seem to preferentially intrude the Timiskaming sediments. The abundance of syenite dikes seems to gradually decrease northwards, so that very few dikes are present some 500 600 feet north of the contact. The mafic-sediment contact itself is quite convoluted in shape along the length of the property, strongly suggesting deformation by folding. All units dip steeply south (70 75º). A strong structural lineation is observed to plunge some 70º to the southwest in outcrop. Younger diabase dikes of the Matachewan swarm cross-cut all units.

Deposit Types

Gold mineralization in the area has been traditionally recognized to be associated with two principal host rock types, syenite and mafic volcanics. However, during the course of Royal Oak's exploration programs, a number of additional types of mineralization have been discovered, such that now there are at least five different styles of gold mineralization. These are discussed below.

Syenite-Hosted Gold

This style of mineralization has accounted for all of the historical production of the Young-Davidson Mine, and an estimated eighty percent (80%) of the production from the MCM Mine. This style of mineralization consists of a stockwork of narrow quartz veins to a maximum thickness of 3 4 inches that are enveloped by a halo of potassic alteration and disseminated, patchy and (rare) stringer pyrite. Pyrite can occur in the veins themselves, but for the most part it is restricted to halos around the quartz veins and along tight fractures. When the pyrite does occur as medium to coarse grained patches of anhedral to subhedral crystal aggregates, the gold grades are commonly greater than 0.500 opt. Visible gold is common in the quartz veins, particularly in the narrower, glassy-textured quartz veinlets that are typically less than 1 inch in width. On an individual basis, this alteration assemblage rarely penetrates more than 4 6 inches into the wall rock, but where there is a sufficient density of quartz veins or fractures, the entire rock mass becomes altered. It is in these situations that the wide widths of mineralization are encountered.

As mentioned above, gold mineralization in the syenite is closely associated with quartz veins and the attendant disseminated pyrite alteration halo. While the specific orientations of these quartz vein stockworks have not been worked out in detail, sufficient observations have been made by Royal Oak to allow them to construct a working hypothesis. Currently, these veins and (fracture) sets are seen to be dominated by tensional quartz veining that seems to be preferentially oriented in a flat (+/-20º) northerly direction with a minor set dipping steeply to the north. These "flats" can be best considered as ladder-type veins. Where a sufficient density of these flat veins occurs, the gold grade of the overall host rock is sufficient to be considered economical to mine. In detail, each individual vein is viewed to dip shallowly to the north, but as a whole, the entire set of the quartz stockwork has an overall attitude that sub-parallels the general orientation of the enclosing wall rocks (i.e. strike approximately east-west and dip steeply to the south).

Mafic Volcanic-Hosted Gold (Matachewan Consolidated)

There seem to be two sub-types of this particular type of mineralization. The first is the traditional style of mafic volcanic-hosted conjugate quartz veins. Here a set of "shear-hosted" quartz veins follows the general stratigraphic orientation dipping steeply to the south and forms the conjugate set to the flat (+/-20º) north dipping tensional quartz vein set. Gold grades in this particular style of mineralization are again associated with quartz-pyrite veins and vein breccias containing pyrite, but calcite also forms an important component.

NORTHGATE MINERALS CORPORATION	31

At times, calcite becomes the dominant alteration mineral and can be accompanied by disseminated pyrite. The limited information from drill holes suggests that these calcite pyrite alteration halos form sheaths or envelopes surrounding intrusive bodies of dark grey coloured (quartz)-feldspar porphyries.

Timiskaming Sediment-Hosted Gold

The exploration drilling conducted by Royal Oak has discovered what appear to be small, somewhat isolated pods of gold-bearing mineralization in the Timiskaming Group sediments, or footwall units to the syenite. This style of mineralization is similar to the syenite-hosted mineralized zones in that quartz flooding, veins and vein breccias, all containing 1-10% disseminated pyrite in the altered wall rock halos, are associated with the gold values. This style of mineralization seems to be related to syenite dikes/dike swarms in the footwall, and a mild to moderate hematite alteration is also noted here.

Ultramafic-Hosted Gold Mineralization

This style of mineralization is typically hosted by fuchsitic-altered ultramafic volcanics and sediments in the hangingwall to the syenite. This style of mineralization consists of strongly developed quartz-ankerite veining with sericite alteration and variable amounts of disseminated pyrite. Gold grades seem to correlate with the pyrite abundance.

Hangingwall Contact Gold Mineralization

This type of mineralization consists of sericite-(hematite)-altered mafic-ultramafic sediments and flows at or very near to the hangingwall contact of the syenite. Only two drill holes have intersected this mineralization to date (YD95-40 and YD96-16A). Assay results have been up to 0.025 opt Au/265.2 ft (YD95-40, incl. 0.135 opt Au/11.0 ft). Assay results for YD96-16A have returned only low values in this alteration assemblage.

Mineralization

The resource estimate focused only on the syenite-associated mineralization that was located in the area between sections 1400 and 5400 east. A number of gold-bearing zones have been intersected by diamond drilling in this area. Gold mineralization occurs as a series of lenses and pods which strike in an east-west direction, and dip an average of -70° to the south. This gold mineralization has been identified by diamond drilling along a strike length of approximately 4,000 feet and to a depth of approximately 3,300 feet in one location. The eastern strike extents of the mineralization have not been identified. Similarly, the depth extension of the mineralized zones has not been defined by diamond drilling.

Adjacent Properties

No significant occurrences of gold are present on any of the adjacent properties.

NORTHGATE MINERALS CORPORATION	32

Mineral Resource and Mineral Reserve Estimates

This Annual Information Form uses the terms "Measured", "Indicated" and "Inferred" Resources. United States investors are advised that while such terms are recognized and required by Canadian regulators, the United States Securities and Exchange Commission does not recognize them. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

The estimated mineral resources for the syenite-associated mineralization found on the Matachewan Project are shown in the table below. Given the project's development history, Micon believes that no environmental, permitting, legal, title, taxation, socioeconomic, marketing, or political issues exist which would adversely affect the mineral resources estimated herein.

Category	Tons	Grade (oz/ton Au)	Contained Ounces Au
Open Pit:
Measured	6,978,000	0.062	432,640
Indicated	530,900	0.059	31,320
Total Measured and Indicated[9]	7,508,900	0.062	463,960

Inferred	363,400	0.039	14,170

Underground:
Inferred	8,600,800	0.118	1,018,660

Except as otherwise noted herein, there have been no recent changes with respect to properties which the Corporation owns, or in which it has directly or indirectly significant interests, which have materially affected operating profits and no such changes are expected. To the knowledge of the Corporation, the Corporation and its subsidiaries are in compliance with all environmental laws and regulations in effect in all jurisdictions in which operations are being conducted except as otherwise disclosed herein.

4.0 MARKET FOR SECURITIES

The Corporation's common shares are listed for trading on the Toronto Stock Exchange ("TSX") under the symbol NGX. On July 11, 2003, the Corporation obtained a listing on the American Stock Exchange ("AMEX") in the United States under the symbol NXG. The warrants trade on the Toronto Stock Exchange under the symbols NGX.WT and NGX.WT.A.

NORTHGATE MINERALS CORPORATION	33

A summary of the trading volumes and price range for these shares and warrants is presented below. (Dollars used here are Canadian dollars for the TSX and American dollars for the AMEX in 2005.)

AMEX Trading Data (2005)
	Monthly Volume	High	Low
January	14,683,000	$1.68	$1.40
February	17,677,800	$1.71	$1.36
March	12,455,500	$1.68	$1.41
April	12,819,900	$1.47	$1.07
May	18,305,900	$1.48	$0.92
June	14,667,500	$1.35	$1.04
July	6,687,200	$1.80	$1.05
August	10,695,400	$1.30	$1.15
September	24,278,900	$1.44	$1.15
October	12,230,000	$1.39	$1.22
November	21,073,500	$1.69	$1.28
December	29,657,000	$1.85	$1.52
Total	195,231,600	$1.81	$0.96
Average Daily Volume			774,729

Toronto Stock Exchange Trading Data (2005)
	Monthly Volume	High	Low
January	22,863,362	$2.01	$1.76
February	22,246,606	$2.11	$1.70
March	13,625,099	$2.07	$1.70
April	8,403,732	$1.75	$1.34
May	14,115,600	$1.39	$1.15
June	12,421,381	$1.52	$1.30
July	3,338,112	$1.50	$1.31
August	10,607,205	$1.56	$1.37
September	34,445,309	$1.68	$1.37
October	6,430,479	$1.63	$1.45
November	17,833,237	$1.97	$1.50
December	21,726,575	$2.159	$1.77
Total	188,056,697	$2.14	$1.17
Average Daily Volume			749,230

NORTHGATE MINERALS CORPORATION	34

Warrants

NGX.W.A 2005	Quarterly Volume	High	Low
4th Quarter	1,422,998	0.31	0.11
3rd Quarter	554,776	0.18	0.11
2nd Quarter	1,781,666	0.23	0.10
1st Quarter	1,165,447	0.40	0.23

Total	4,924,887
Average Daily Volume			31,773

NGX.W 2005	Quarterly Volume	High	Low
4th Quarter	1,499,368	0.30	0.11
3rd Quarter	1,334,010	0.20	0.10
2nd Quarter	545,078	0.27	0.13
1st Quarter	841,750	0.50	0.23

Total	4,220,206
Average Daily Volume			28,906

Dividends

The Corporation does not currently pay a dividend. The decision to continue this policy will be determined by the Board of Directors of Northgate from time to time based upon, among other things, cash flow, the results of operations and the financial condition of Northgate and its subsidiaries, the need for funds to finance ongoing operations, compliance with credit agreements and other instruments, and such other considerations as the Board of Directors of Northgate considers relevant.

NORTHGATE MINERALS CORPORATION	35

5.0 DIRECTORS AND OFFICERS

The names and municipalities of residence of the directors and officers of the Corporation, positions held by them with the Corporation, their principal occupations for the last five years and shareholdings in the Corporation as at December 31, 2005 are set out on the following page.

	Year of		Number of
Name, Municipality of Residence	Appointment as	Expiry of	Common
and Office Held	Director/Officer	Office	Shares Held	Principal Occupation or Employment (1)

C. William Daniel, O.C. (3)(4)	2003	May 3,	10,000	Corporate Director, retired Petroleum Industry
Toronto, Ontario		2006		Executive
Director

Patrick D. Downey (2)	1993	May 3,	2,500	Retired Executive
Freeport, Bahamas		2006
Director

J. Peter Gordon (3)	2001	May 3,	Nil	Managing Partner, Brookfield Asset
Toronto, Ontario		2006		Management (financial services company)
Director

Keith C. Hendrick (2) (4)	2003	May 3,	3,000	Retired Mining Company Executive and
Toronto, Ontario		2006		Corporate Director
Director

Klaus V. Koningsmann (4)	2003	May 3,	2,000	Retired Mining Company Executive and
Oakville, Ontario		2006		Business Consultant
Director

Terrence A. Lyons (3)	1993	May 3,	170,100	Chairman of the Corporation
Vancouver, British Columbia		2006
Chairman of the Board
and Director

Conrad A. Pinette (2)	December 14,	May 3,	10,000	Retired Executive
Vancouver, BC	2005	2006
Director

Kenneth G. Stowe	2001/1999	May 3,	141,846	President and Chief Executive Officer of the
Oakville, Ontario		2006		Corporation
President & Chief Executive
Officer, Director

Jon A. Douglas	2001	May 3,	27,441	Senior Vice-President & Chief Financial
Toronto, Ontario		2006		Officer of the Corporation
Senior Vice-President &
Chief Financial Officer

Bruce M. McKay	2000	May 3,	Nil	Partner Fraser, Milner Casgrain LLP (law firm)
Vancouver, British Columbia		2006
Corporate Secretary

Maurice Ethier	1999	May 3,	Nil	General Manager, Kemess Mines Ltd.
Smithers, British Columbia		2006
General Manager, Kemess Mine

Tara Gilfillan	2004	May 3,	Nil	Corporate Controller of the Corporation
Toronto, Ontario		2006
Corporate Controller

Christopher Rockingham	2003	May 3,	21,999	Vice President Business Development and
Toronto, Ontario		2006		Exploration of the Corporation
Vice President Business
Development and Exploration

Peter MacPhail	2004	May 3,	14,413	Vice President Operations
Oakville, Ontario		2006
Vice President, Operations

Notes:

(1) The information as to principal occupation, business or employment and shares beneficially owned or controlled is not within the knowledge of management of the Corporation and has been furnished by the respective nominees.

(2) Member of the Audit Committee.

(3) Member of the Compensation and Corporate Governance Committee.

(4) Member of the Health, Safety and Environment Committee. The Health, Safety and Environment Committee was created on February 25, 2004 and will monitor the Corporation's ongoing commitment to its principles and policies regarding health, safety and environment and sustainability matters.

NORTHGATE MINERALS CORPORATION	36

As at March 31, 2006, the directors and executive officers as a group owned or exercised control over a total of 403,399 common shares, which is equal to less than 1% of the total outstanding common equity of the Corporation on that date.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as set out in this section in respect of Terrence A. Lyons, none of the directors or officers of the Company is, or has been within the ten years before the date of this AIF, a director or officer of any other company that, which such person was acting in that capacity, was the subject of a cease trade or similar order, or an order that denied the company access to any statutory exemptions under the Canadian securities legislation, for a period of more than 30 consecutive days, or was declared bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that company.

Terrence A. Lyons was a director of International Utility Structure Inc. ("IUSI") which was granted on October 17, 2003 an order by the Court of Queen's Branch of Alberta to provide creditor protection to IUSI and to permit IUSI to develop a financial restructuring plan to present to its creditors under the Company Creditor Arrangement Act ("CCAA"). On March 31, 2005 an order was granted approving the final plan and distribution to creditors under the CCAA and Mr. Lyons then resigned as the director of IUSI concurrent with such final order.

Terrence A. Lyons is the president of FT Capital Ltd., which is subject to cease-trade orders issued by the British Columbia Securities Commission, the Albert Securities Commission and the Ontario Securities Commission for failure to file financial statements.

6.0 LEGAL PROCEEDINGS

The Corporation has been named along with 20 other parties in a suit brought by the Regional Water Quality Control Board for the Central Valley Region of California, alleging environmental violations in connection with an inactive gold mine located in Tuolumne County, California, known as the Jamestown Mine. The trial is currently scheduled to commence on November 7, 2006. Management believes the suit to be without merit and has been vigorously defending the claim for several years. As the outcome of the suit is not yet determinable, no amounts have been accrued as of December 31, 2005.

7.0 INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Northgate believes no director or executive officer of the Corporation has any interest in any material transactions during the years ended December 31, 2003, 2004 and 2005 with the following exceptions all of whom are or were affiliated with Brookfield:

Mr. Terry Lyons, Chairman of the Board was a principal of BC Pacific Capital Corporation which was the controlling shareholder of the Corporation up until the secondary offering completed on November 24, 2003 that is described in section 2.1 on the Corporation's three year history. Mr. Lyons is no longer a principal with BC Pacific, however he remains as a director.

Mr. Peter Gordon Director of the Corporation is a Managing Partner of Brookfield Asset Management, the major shareholder of BC Pacific.

Mr. Samuel Pollack Director of the Corporation until the Brookfield secondary offering was also a Managing Partner of Brookfield. Mr. Pollack resigned from the Board of Northgate Minerals Corporation after the completion of the Brookfield secondary offering.

Brookfield has unconditionally guaranteed the Corporation's loan facility for which it receives a 1% guarantee fee based on the outstanding balance and also holds a 1.62% royalty on payable metals from the Kemess South mine. Brookfield is also a major shareholder of Falconbridge Inc. to whom the Corporation sells 100% of its concentrate production.

In 2005 and 2004 Brookfield was not a related party. During 2003, Northgate paid $3,304,000 in interest, royalties and guarantee fees to Brookfield.

8.0 TRANSFER AGENTS AND REGISTRATORS

The transfer agent and registrar is Computershare Trust Company of Canada at its principal offices in Toronto, Ontario and Vancouver, British Columbia.

NORTHGATE MINERALS CORPORATION	37

9.0 MATERIAL CONTRACTS

The Corporation has no material contracts outside those entered into in the ordinary course of business.

10.0 INTEREST OF EXPERTS

J.H. Gray, PEng, R.J. Morris, PGeo. K.W. Major, PEng, A. Arik of GR Technical Services Ltd prepared the NI 43-101 report entitled Revised Kemess North Pre-Feasibility Project, and Hatch Engineering prepared the Feasibility Study for Kemess North Invoices for these services were paid in cash.

The Reserve and Resource statements for Kemess South were prepared by Brian O'Connor Chief Mine Geologist who is a salaried employee of the Corporation. The Kemess North Resource statement was prepared jointly by Mr. J.H. Gray and Mr. Carl Edmunds, Exploration Manager of Northgate. Mr Gray was paid in cash and Mr. Edmunds is a salaried employee of the Corporation.

KPMG LLP are the Corporation's auditors. KPMG LLP also provides tax advice to the Corporation as directed and authorized by the Audit Committee. Invoices for these services are settled in cash.

11.0 ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and the interests of insiders in material transactions is contained in the Corporation's Information Circular for the 2005 Annual General Meeting, Annual Report and comparative financial statements. A copy of these documents and this Annual Information Form may be obtained on the SEDAR website at www.sedar.com or upon request by contacting the Corporation at Suite 404, 815 Hornby Street, Vancouver, British Columbia, V6Z-2E6 – Telephone: 604- 681-4004, Facsimile: 604-681-4003, e-mail: ngx@northgateminerals.com.

12.0 AUDIT COMMITTEE INFORMATION

1. Audit Committee Charter

The Audit Committee's Charter, as approved by the Corporation's board of directors, is included in Schedule "A" of this Annual Information Form.

2. Composition of the Audit Committee

The Audit Committee is composed of three members, Patrick D. Downey, Keith C. Hendrick and Conrad A. Pinette. Each member of the Audit Committee is independent and none receives, directly or indirectly, any compensation from Northgate other than for services as a member of the board of directors of Northgate and its committees. All members of the Audit Committee are financially literate as defined under Multilateral Instrument 52-110 Audit Committees ("MI 52-110"). In considering the criteria for determining financial literacy, the board of directors of Northgate looks at the ability of a director to read and understand a balance sheet, an income statement and a cash flow statement.

3. Relevant Education and Experience

This section describes the education and experience of the Corporation's Audit Committee members that is relevant to the performance of their responsibilities in that role.

PATRICK D. DOWNEY, BComm, CA

Mr. Downey is a retired executive who graduated from Laurentian University and was involved in the gold, copper and diamond mining industry throughout most of his career. He joined Northgate in 1980 and served as Chief Financial Officer from 1988 until 1992. Mr. Downey is a member of the Canadian Institute of Chartered Accountants and the Ontario Institute of Chartered Accountants and is currently serving as Chairman of Northgate Minerals Corporation's Audit Committee.

KEITH C. HENDRICK, BASc (Mech), MA

Mr. Hendrick is a graduate of the University of Toronto and Oxford University. He joined the Noranda group in 1953 and became President of Noranda Minerals Inc. in 1986 and Chairman in 1991. He has served as Chairman of Kerr Addison Mines, Hemlo Gold Mines and Minnova and as director of several mining and financial companies. He has also served as Chairman of the Mining Association of Canada, the Canadian Export Association, the Gold Institute, the Zinc Institute, the International Lead Zinc Research Association and both the Lead and Zinc Development Associations. He chaired the committee that formed the International Copper Association and was founding Chairman of the International Council on Metals and the Environment.

NORTHGATE MINERALS CORPORATION	38

CONRAD A. PINETTE

Mr. Pinette is a retired executive having recently completed his business career in British Columbia's forest industry. He completed four years of a five year program in Business Administration and Forestry at the University of British Columbia. Mr. Pinette's executive positions have included Executive Vice-President, Tolko Industries Ltd. (2005);Executive Vice-President, Riverside Forest Products Limited (2004); President and COO, Lignum Limited (1990-2004) (Lignum was acquired by Riverside Forest Products Limited in early 2004 and Riverside was subsequently acquired by Tolko Industries Ltd. in late 2004). Mr. Pinette has been a Director of a number of private and public forest products and mining companies during his business career and is currently a director of several public companies, a principal and director of family corporations and is active in not-for-profit organizations.

Mr. Pinette is an active participant in fundraising for the Cariboo Foundation based in Williams Lake, The United Way of the Lower Mainland and is a director of the Prostate Centre at Vancouver General Hospital in British Columbia. Currently, he is a director of four public companies – Director and Chairman of the Board of Finning International Inc., Director of A&W Revenue Royalties Income Fund, TimberWest Forest Corporation and Northgate Minerals Corporation.

4. Reliance on Certain Exemptions

Since the commencement of 2005, Northgate's most recently completed financial year, the issuer has not relied on: a. The exemption in section 2.4 of MI 52-110 (De Minimis Non-audit Services) b. The exemption in section 3.2 of MI 52-110 (Initial Public Offerings) c. The exemption in section 3.4 of MI 52-110 (Events Outside Control of Member) d. The exemption in section 3.5 of MI 52-110 (Death, Disability or Resignation of Audit

Committee Member) or e. An exemption from of MI 52-110, in whole or in part, granted from Part 8 (Exemptions)

5. Reliance on the Exemption in Subsection 3.3(2) or Section 3.6

Since the commencement of 2005, Northgate's most recently completed financial year, the issue has not relied on the exemption in subsection 3.3(2) of MI 52-110 (Controlled Companies) or section 3.6 of MI 52-110 (Temporary Exemption for Limited and Exceptional Circumstances).

6. Reliance on Section 3.8

Since the commencement of 2005, Northgate's most recently completed financial year, Northgate has no need to rely on the exemption in section 3.8 of MI 52-110 (Acquisition of Financial Literacy) as all members of the Audit Committee are financially literate.

7. Audit Committee Oversight

At no time since the commencement of 2005, Northgate's most recently completed financial year has a recommendation of the Audit Committee to nominate or compensate an external auditor, not been adopted by the board of directors of Northgate.

NORTHGATE MINERALS CORPORATION	39

8. Pre-Approval Policies and Procedures

The Audit Committee has the sole authority to review in advance and grant any appropriate approvals of all auditing services to be provided by the external auditors of Northgate and any non-audit services to be provided by the external auditors of Northgate as permitted by applicable securities laws and the Toronto Stock Exchange.

The audit committee has adopted the following policies and procedures for the engagement of non-audit services by the company's external auditors.

Each year the management presents a forecast to the Audit Committee of those services that it anticipates will be required for the coming year. These services fall into three broad categories, namely:

Audit
  Audit of consolidated financial statements

  Consultation with respect to implementation of new accounting and reporting guidance

  Other consultation with respect to accounting and reporting issues

  Quarterly reviews of interim consolidated financial statements

  Audit of subsidiary financial statements

  Services associated with registrations statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies or other documents issued in connection with securities offerings (e.g. comfort letters, consents)

Audit related services
  Guidance with respect to documentation and testing of internal controls pursuant to SOX 404

  Consultations by the Corporation's management as to the accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations on proposed transactions that re not reflected in the financial statements

Tax
  Canadian tax compliance

  Canadian and international tax planning and advisory services

Each quarter the forecast of required services is reviewed by the Audit Committee and appropriate changes are either approved or not.

9. External Auditor Service Fees (By Category)

Audit Fees

During the financial year ended December 31, 2005, KPMG LLP, the Corporation's external auditor (the "External Auditor") billed the Corporation $270,156 for audit services. During the financial year ended December 31, 2004, the External Auditor billed the Corporation $215,315 for audit services.

Audit-Related Fees

During the financial year ended December 31, 2005, the External Auditor billed the Corporation $ 47,808 for advice related to accounting consultations and guidance with respect to documentation and testing of internal controls and due diligence assistance. During the financial year ended December 31, 2004, the External Auditor billed the Corporation $27,896 for advice related to accounting consultations and guidance with respect to documentation and testing of internal controls and due diligence assistance.

Tax Fees

During the financial year ended December 31, 2005, the External Auditor billed the Corporation $59,113 for advice related to tax compliance, tax advice and tax planning ("Tax Services"). The Tax Services provided by the External Auditor during the financial year ended December 31, 2005 consisted of preparation of tax returns and tax planning advice. During the financial year ended December 31, 2004,

NORTHGATE MINERALS CORPORATION	40

the External Auditor billed the Corporation $42,967 for Tax Services. The Tax Services provided during the financial year ended December 31, 2004 consisted of preparation of tax returns and tax planning advice.

All Other Fees

During the financial year ended December 31, 2005, the external auditor did not bill the Corporation for any other professional services performed in connection with other services. During the financial year ended December 31, 2004, the external auditor did not bill the Corporation for professional services performed in connection with other services.

NORTHGATE MINERALS CORPORATION	41

13. GLOSSARY OF TECHNICAL TERMS

The following is a glossary of certain technical terms used in this Annual Information Form:

Diameter

Acid Mine Drainage	Acidic runoff water from mine waste dumps and mill tailings ponds containing sulphide minerals. Also refers to ground water pumped to surface from mines.n

Adit	An opening driven horizontally into the side of a mountain or hill to provide access to a mineral deposit.

AECL	Atomic Energy of Canada Limited

Aeromagnetic Survey	A geophysical survey using a magnetometer aboard, or towed behind, an aircraft.

Ag	Silver

Alteration	Chemical changes in minerals occurring after a mineral is formed; typical of the reaction between mineralizing fluids and host rocks, and the surface weathering of rocks. Common types (and their characteristic minerals) include albitization (sodium feldspar), argillization (clays), chloritization (chlorite), potassic alteration (potassium feldspar and biotite), propylitization (epidote), sericitization (white mica), and silicification (quartz).

AMEC E&E	AMEC Earth and Environmental

Amorphous	A term applied to rocks or minerals that possess no definite crystal structure or form, such as amorphous carbon and obsidian.

Amphibolite	An igneous or metamorphic rock consisting almost entirely of amphibole, an iron magnesium silicate, used

Andesite	A fine grained intermediate volcanic igneous rock

Anhedral	A textural term applied to mineral grains showing no development of crystal form

Ankerite	A calcium, iron, magnesium carbonate mineral

Anomaly	Any departure from the norm which may indicate the presence of mineralization in the underlying bedrock.

Archean	An age of the earth, in the context of this report about 2.5 billion years old

Argillite/Siltstone	Fine grained sedimentary rocks

Asitka	Permian Age rocks

Assay	A chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained.

Assessment Work	The amount of work, specified by mining law, that must be performed each year in order to retain legal control of mining claims.

Au	Gold

Augite	An iron magnesium silicate of the pyroxene group found in ultrabasic and basic volcanic and plutonic rocks

Base Metal	Any non-precious metal (e.g. copper, lead, zinc, nickel, etc.)

BFP	Bladed feldspar porphyry

BMWI	Ball Mill Work Index

NORTHGATE MINERALS CORPORATION	42

BQ	1.32 inch diameter core

Breccia	A rock in which angular fragments are surrounded by a mass of finer-grained material. Breccias may form by explosive volcanic action, by structural deformation (a "fault breccia"), by intrusive action (where the intrusive rock incorporates fragments of country rock), or by hydrothermal processes (where wall rock fragments are incorporated by vein material).

Bulk Sample	A large sample of mineralized rock, frequently hundreds of tonnes, selected in such a manner as to be representative of the potential orebody being sampled. Used to determine metallurgical characteristics.

BWI	Bond Work Index

Cat trenching	Mechanical trenching

Chalcopyrite	A sulphide mineral of copper and iron; the most common ore mineral of copper.

Channel Sample	A sample composed of pieces of vein or mineral deposit that have been cut out of a small trench or channel, usually about 10 cm wide and 2 cm deep.

Chlorite	A group of minerals that may be formed by regional metamorphism, or by hydrothermal alteration related to a base and/or precious metal mineralization.

CIM	Canadian Institute of Mining, Metallurgy and Petroleum

CIP/CIL	Carbon in pulp / carbon in leach

Claim	A portion of land held either by a prospector or a mining company. In Canada, the common size is 1,320 ft. square (about 400 m), or 40 acres (about 16 ha).

CLASS	Resource/Reserve classification code in 3-D Block Model

Clastic rocks	Rocks built up of fragments from the erosion of pre-existing rocks.

CoG	Cutoff grade

Concentrate	Product containing the valuable metals from which most of the waste rock has been separated. This is the raw material for smelting.

Conglomerate	A sedimentary rock composed of large fragments (>64mm) derived from the erosion of pre-existing rocks, that is a subset of clastic rocks.

Core	A cylindrical sample of rock, brought to surface by diamond drilling. Core size is characterized by its diameter, AQ (27 mm), BQ (36.5 mm) NQ (47.6 mm) HQ (63.5 mm).

Crosscut	A horizontal opening driven from a shaft and (or near) right angles to the strike of a vein or other orebody.

Crystal Lithic Tuff	A type of volcanic rock characterized by crystals of pre-formed quartz and feldspar.

Cu	Copper

Cut-off grade	Percentage grade of contained mineral which at recovery from an orebody is deemed economic. The cut-off grade is determined by the following formula parameters: estimates over the relevant period of mining costs, ore treatment costs, general and administrative costs, refining costs, royalty expenses, process and refining recovery rates and mineral prices.

Dacite	A volcanic rock similar to a rhyolite, but with a lower silica content.

NORTHGATE MINERALS CORPORATION	43

Deposit	A body of rock containing valuable minerals; usage generally restricted to zones of mineralization whose size has been wholly or partly determined through sampling.

Diabase	A mafic igneous dyke, Matachewan being the type locale for a series of dykes in this part of Ontario and Quebec.

Diorite	A coarse grained intermediate composition plutonic rock

DIST	Distance to closest composite during grade interpolation

Drift	A horizontal underground opening that follows along the length of a vein or rock formation as opposed to a crosscut which crosses the rock formation.

Dyke	A sheet-like intrusive body that is discordant to the fabric of the host rocks and thus by definition younger than the host rocks.

EDA	Exploratory Data Analysis

Elevated Antimony and Mercury	Part of the "toxic element" suite associated with the Eskay Creek deposit.

EM	Electromagnetic

Epithermal Deposit	A mineral deposit consisting of veins and replacement bodies, usually in volcanic or sedimentary rocks, containing precious metals or, more rarely, base metals.

Extrusive	A term applied to igneous rocks that have flowed out to the surface of the earth, as opposed to intrusive, synonymous with volcanic.

Fault	A break in the Earth's crust caused by tectonic forces which have moved the rock on one side with respect to the other.

Feasibility Study	An economic study assessing whether a mineral deposit can be mined profitably, by estimating the capital and operating costs of a mine and the potential revenues from production.

Feldspars	The most important rock forming silicate minerals the are composed of calcium, potassium and sodium alumina silicates

Felsic	As applied to volcanic rocks, this indicates a high silica content; often used interchangeably with rhyolite or dacite.

Flotation	The method of mineral separation in which a froth, created in water by a variety of reagents, causes some finely crushed minerals to float, whereas the useless materials sink to the bottom.

Flow-Through Shares	Shares in an exploration company that allow the tax deduction or credits for mineral exploration to be passed from the company to the shareholder.

Fold	Any bending or wrinkling of rock strata.

Footwall	The rock on the underside of a vein or ore structure.

FoS	Factor of safety

Fracture	A break in the rock, the opening of which allows mineral-bearing solutions to enter. A "cross-fracture" is a minor break extending at more-or-less right angles to the direction of the principal fractures.

Fuchsite	A mineral of the mica group containing chromium, characterized by a bright emerald green colour.

G&A	General and Administration

g/t	grams per tonne

NORTHGATE MINERALS CORPORATION	44

Geochemistry	The study of the chemical properties of rocks.

Geology	The science concerned with the study of rocks which compose the Earth.

Geophysics	The study of the physical properties of rocks and minerals.

Geostatistical	Statistics as applied to ore deposits and the problem of producing the best estimate of a mineral grade at a location within an ore deposit or the overall grade of the deposit, also known as "kriging".

Geothermal	Pertains to the heat of the Earth's interior.

Gold Loan	A form of debt financing whereby a potential gold producer borrows gold from a lending institution, sells the gold on the open market, uses the case for mine development, then pays back the gold from actual mine production.

Gouge	Rock flour, often along a fault plane

GR Tech	GR Technical Services Ltd.

Grab Sample	A rock sample that is nominally representative but in practice may be very select. Results are most often indicative of base and/or precious metal mineralization but not likely to be representative of the overall grade.

Graben	A downthrown block between two parallel faults.

Granite	A coarse grained igneous rock containing quartz (more than seventy percent (70%) SiO2) and feldspar minerals.

Graphitic Argillite	A fine grained graphite bearing sedimentary rock indicating a reduced, oxygen poor environment.

Greenstone Belt	An area underlain by metamorphosed volcanic and sedimentary rocks, usually in a continental shield.

Greywacke	Fine grained (< 2mm) clastic rock.

Gross Value	The theoretical value of ore determined simply by applying the assay of metal or metals and the current market price. It must be used only with caution and severe qualification.

Heap Leaching	A process whereby valuable metals, usually gold and silver, are leached from a heap, or pad, of crushed ore by leaching solutions percolating down through the heap and collected from a sloping, impermeable liner below the pad.

High Grade	A relative term referring to rich ore. As a verb, it refers to selective mining of the best ore in a deposit.

HQ	2.406 inch diameter core

Hydrometallurgy	The treatment of ore by wet processes, such as leaching, resulting in the solution of a metal and its subsequent recovery.

Hydrothermal	Relating to hot fluids circulating in the Earth's crust.

Hypogene Ore	Hypogene ore contains unaltered primary sulphide mineralization characterized by disseminated grains of chalcopyrite and pyrite. Gold is intimately associated with the copper bearing sulphides as free and as fine grains of electrum (gold/silver) and gold. Approximately eighty-five percent (85%) of the remaining Kemess South reserve and all of the Kemess North resource are composed of hypogene mineralization.

Igneous Rocks	Rocks formed by the solidification of molten material from far below the Earth's surface.

NORTHGATE MINERALS CORPORATION	45

Indicated Resource	A resource whose size and grade have been estimated from sampling at places spaced closely enough that its continuity can be reasonably assumed.

Induced Polarization	A method of ground geophysical surveying employing an electrical current to determine indications of mineralization.

Inferred Resource	The concentration of naturally occurring minerals, based on limited drill information, in such a form that economic extraction is currently or potentially feasible.

Intrusive	Igneous rocks that have forced themselves into pre-existing rocks

IP	Induced Polarization

Jurassic	Period of time from 195 to 135 million years ago

Kemess	Kemess Mine

KN	Kemess North

Kriging	Synonymous with "geostatistical"

KS	Kemess South

lb	pound

Leach Cap Ore	Leach cap ore is located on the upper boundary of the Kemess South deposit. The original hypogene ore has been oxidized by exposure to the elements and has undergone natural leaching of the sulphide minerals into the underlying ore layer (supergene) below the water table. Leach cap ore is strongly depleted in copper but contains slightly more gold than hypogene ore.

LG	Lerchs-Grossman Pit Optimization Routine

LITHO	Lithology codes used in 3-D Block Model

Lithology	Loosely used term referring to rock types, usually based on their appearance in hand specimen or in outcrop.

Logging	The process of recording geological observations of drill core either on paper or on computer disk.

Low Titanium Rhyolite	An important rock type in the Eskay Creek model.

m	Metre

Ma	Million years

Mafic	A general term used to describe iron and magnesium rich rocks.

Magnetic Survey	A geophysical survey, utilizing a magnetometer that measures the intensity of the Earth's magnetic field.

Magnetite	An important iron ore mineral

Magnetometer	A geophysical instrument used to measure the intensity of and variations within the earth's magnetic field.

Massive Sulphide	A body of rock made up mainly or wholly of sulphide minerals, such as pyrite, pyrrhotite, or chalcopyrite; often proves to be an orebody. Also, a mineral deposit occurring in massive-sulphide form.

Measured Resource	A resource whose size and grade have been estimated from sampling at places spaced closely enough that its continuity is essentially confirmed.

Metamorphism	A change brought about in rocks within the rocks crust by heat and pressure. Greenschist and amphibolite facies or grade metamorphism are characterized by chlorite and amphibole minerals respectively.

NORTHGATE MINERALS CORPORATION	46

Mesozoic	A geological era ranging in time from 230 to 70 million years ago.

Mineral	A naturally occurring substance having definite physical properties and chemical composition and, if formed under favourable conditions, a definite crystal form.

Mm3	Million cubic metres

Monzonite	A coarse grained igneous intrusive rock with approximately equal amounts of calcium and potassium feldspar

MRDI	consulting firm

Mt	Million tonnes

NAG	Non-Acid Generating rock

NCOMP	Number of Composites used in Grade Interpolation

NPV	Net Present Value

NQ	1.775 inch diameter core

NSP	Net Smelter Price

NSR	Net Smelter Return

NTS	National Topographic System

Option	An agreement to purchase a property (subject to the buyer reaching defined benchmarks of performance or making payments) between the property vendor and a third party who wishes to explore the property further.

Ore Reserves	Quantities of ore calculated to be within boundaries sufficiently well defined to be characterized as geological or mineable and proven, probable or possible ore reserves.

Outcrop	An exposure of rock or mineral deposit that can be seen on surface, that is, not covered by soil or water.

Oz/ton	Troy ounces per short ton

PAG	Potentially Acid Generating

Palaeozoic	The geological era ranging in time from 600 million years to 230 million years before present.

Pb	Lead

PDC	Project Design Criteria document

Phyric	A textural term referring to phenocrysts of a particular mineral

Phenocryst	Large crystals within a fine grained ground mass.

Pillow Basalt	An iron and magnesium rich volcanic flow extruded into a submarine setting (similar to current conditions off shore in Hawaii).

Porphyritic	A textural term referring to igneous rocks containing relatively large crystals set in a finer grained matrix.

Porphyry	As a rock type this refers to a body of intrusive rock containing relatively large crystals in a fine-grained groundmass. As applied to mineral deposits this refers to large tonnage copper (± gold, ± molybdenum) deposits associated with this rock type which may be amenable to open pit mining.

PROF	Net profit calculation per block, inclusive of mining, milling, treatment, refining.

NORTHGATE MINERALS CORPORATION	47

Proven Ore	Material for which tonnage is computed from dimensions revealed in outcrops or trenches or underground workings or drill holes and for which the grade is computed from the results of adequate sampling, and for which the sites for inspection, sampling and measurement are so spaced and the geological character so well defined that the size, shape and mineral content are established, and for which the computed tonnage and grade are judged to be accurate within stated limits.

QA/QC	Quality Assurance/Quality Control

QSP	Quartz-sericite-pyrite

Raise	A vertical or inclined underground working that has been excavated from the bottom upward.

Recovery	The percentage of the valuable metal in the ore that is recovered by metallurgical treatment.

Refractory Ore	Ore that resists the action of chemical reagents in the normal treatment processes and which may require pressure leaching or other means to effect the full recovery of the valuable minerals.

Reserve	That part of a mineral resource that can be mined profitably.

Resource	The calculated amount of material in a mineral deposit, classified as measured, indicated, or inferred, based on the density of drill hole information uses.

Rhyolite	A volcanic rock compositionally similar to granite this is important in the genetic model for certain deposits, in this case, the Eskay Creek deposit.

Royalty	An amount of money paid at regular intervals by the lessee or operator of a mining property to a lender or the owner of the ground. Generally based on a certain amount per tonne or a percentage of the total production or profits. Also, the fee paid for the right to use a patented process.

SAG	Semi-Autogenous Grinding

Schist	A metamorphed rock characterized by parallel arrangement of the bulk of its constituent minerals.

SEDAR	System for Electronic Document and Retrieval

Sericitization	A type of alteration with abundant sericite, a fine grained mica

Silicification	A type of alteration with abundant fine grained silica

SG	Specific Gravity

Skarn	A mineral deposit at or near a contact between an intrusive body and its country rock.

Solvent Extraction-	A metallurgical technique, so far applied only to copper ores, in which

Electrowinning (SX-EW)	metal is dissolved from the rock by organic solvents and recovered from solution by electrolysis.

SRF	Smelting, Refining and Freight

Stock	(As applied to rocks) An intrusive rock usually circular or elliptical in cross section, perhaps derived from a larger intrusive body of similar composition.

Stockwork Alteration	Alteration along a network of fractures.

Stripper	Smoothed pit with ramps (Mine site terminology)

Subhedral	A textural term referring to mineral phenocrysts with moderately developed crystal shape.

NORTHGATE MINERALS CORPORATION	48

Supergene Ore	Supergene ore has been enriched in native copper and secondary sulphide minerals such as chalcocite and covellite due to the deposition of copper from the overlying layer of ore (leach cap). The copper grade of supergene ore is approximately forty percent (40%) higher than primary hypogene ore.

Sustut	Cretaceous Age rocks.

Syenite	A coarse grained igneous rock characterized by the presence of sodium and potassium feldspar. With increasing quartz content this would grade into granite.

Takla	Triassic Age rocks.

Tetrahedite	A copper-iron-antimony sulphide mineral often with a high silica content.

Toodoggone	Jurassic Age rocks.

tpd	Tonnes per day

TUC	Technical Unit Cost

Ultramafic	General term referring to high iron and magnesium rocks to the virtual exclusion of quartz.

Variogram	A geostatistical graph that represents variation of grade with distance

Vein	A fissure, fault or crack in a rock filled by minerals that have traveled upwards from some deep source.

VLF	Very Low Frequency

Volcanogenic	Derived in or by a volcanic process

Vuggy	A cavity in a rock

wmt	wet metric tonnes

Zn	Zinc

Zone	An area of distinct mineralization.

NORTHGATE MINERALS CORPORATION	49

SCHEDULE "A" TO

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED

DECEMBER 31, 2005

NORTHGATE MINERALS CORPORATION

NORTHGATE MINERALS CORPORATION
AUDIT COMMITTEE CHARTER1

A. Overview and Purpose

The Audit Committee of Northgate Minerals Corporation ("Northgate") has been formed to enable the Board of Directors of Northgate to perform its obligations with respect to compliance with applicable securities laws and the rules of the Toronto Stock Exchange ("TSX").

The Audit Committee is responsible to the Board of Directors of Northgate. The primary objective of the Audit Committee is to assist the Board of Directors in fulfilling its responsibilities with respect to:

(a) disclosure of financial and related information;

(b) the relationship with and expectations of the external auditors of Northgate, including the establishment of the independence of the external auditors;

(c) its relationship with and expectations of the internal auditors function (as applicable);

(d) the oversight of internal control; and

(e) any other matters that the Audit Committee feels are important to its mandate or that the Board of Directors chooses to delegate to it.

The Audit Committee will approve, monitor, evaluate, advise or make recommendations in accordance with this Charter, with respect to the matters set out above.

B. Organization

1. Size and Membership Criteria2

The Audit Committee will consist of three Directors of Northgate.

Each member of the Audit Committee must be independent of management and free from any interest, business or other relationship, other than interests and relationships arising from holding shares of Northgate or other securities which are exchangeable into shares of Northgate, which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of Northgate.

All members of the Audit Committee should be financially literate and able to read and understand basic financial statements. At least one member of the Audit Committee must have accounting or related financial expertise and should be able to analyze and interpret a full set of financial statements, including notes, in accordance with generally accepted accounting principles.

2. Appointment and Vacancies

The members of the Audit Committee are appointed or reappointed by the Board of Directors following each annual meeting of the shareholders of Northgate. Each member of the Audit Committee will continue to be a member of the Audit Committee until his or her successor is appointed unless he or she resigns or is removed by the Board of Directors of Northgate or ceases to be a Director of Northgate. Where a vacancy occurs at any time in the membership of the Audit Committee it may be filled by the Board of Directors and will be filled by the Board of Directors if the membership of the Audit Committee is less than three Directors as a result of any such vacancy.

C. Meetings

1. Frequency

The Audit Committee will meet at least four times per year on a quarterly basis, or more frequently as circumstances require. In addition, the Audit Committee will also meet at least quarterly with management, the internal auditors (as applicable) and the external auditors of Northgate in separate executive sessions to discuss any matters that the Audit Committee or each of these groups believes should be discussed privately.

______________________________

1 This Charter must be published once every three years in Northgate's annual report or information circular or following material amendments to the Charter, or on its website.

2 TSX Guidelines require that the Audit Committee be comprised solely of unrelated directors.

NORTHGATE MINERALS CORPORATION

2. Chair

The Board of Directors of Northgate or, in the event of its failure to do so, the members of the Audit Committee, will appoint a Chairman from amongst their number. If the Chairman of the Audit Committee is not present at any meeting of the Audit Committee, the Chairman of the meeting will be chosen by the Audit Committee from among the members present.

The Audit Committee will also appoint a secretary who need not be a Director of Northgate.

3. Time and Place of Meetings

The time and place of meetings of the Audit Committee and the procedure at such meetings will be determined from time to time by the members of the Audit Committee, provided that:

(a) a quorum for meetings of the Audit Committee will be two members present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and hear each other,

(b) notice of the time and place of every meeting will be given in writing, facsimile or electronic means to each member of the Audit Committee, the internal auditors (as applicable), the external auditors and the corporate secretary of Northgate at least 24 hours prior to the time fixed for such meeting.

Any person entitled to notice of a meeting of the Audit Committee may waive such notice (an attendance at a meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called).

The external auditors will be entitled to attend each meeting of the Audit Committee at the expense of Northgate.

A meeting of the Audit Committee may be called by the corporate secretary of Northgate on the direction of the Chairman or Chief Executive Officer of Northgate, by any member of the Audit Committee, the external auditors or the internal auditors (as applicable). Notwithstanding the foregoing, the Audit Committee will at all times have the right to determine who will and will not be present at any part of any meeting of the Audit Committee.

4. Agenda

The Chairman will ensure that the agenda for each upcoming meeting of the Audit Committee is circulated to each member of the Audit Committee as well as each of the external auditors, internal auditors (as applicable) and corporate secretary of Northgate in advance of the meeting of the Audit Committee not later than five business days prior to each meeting.

5. Resources

The Audit Committee will have the authority to retain independent legal, accounting and other consultants to advise the Audit Committee. The Audit Committee may request any officer or employee of Northgate or its subsidiaries or the legal counsel to Northgate or the external auditors of Northgate to attend any meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

D. Duties and Responsibilities

The Board of Directors of Northgate has delegated the following duties and responsibilities to the Audit Committee, and the Audit Committee will have the sole authority and responsibility to carry out these duties and responsibilities.

1. Financial Statements and Related Information

The Audit Committee will review and discuss with management, the internal auditors (as applicable) and the external auditors of Northgate the following financial statements and related information:

(a) annual audited financial statements of Northgate, including notes;

(b) interim financial statements of Northgate;

NORTHGATE MINERALS CORPORATION	2

(c) management discussion and analysis relating to each of the annual audited financial statements and the interim financial statements of Northgate;

(d) news releases and material change reports announcing annual or interim financial results or otherwise disclosing the financial performance of Northgate, including the use of non-GAAP earnings measures;

(e) all financial-related disclosure to be included in or incorporated by reference into any prospectus that may be prepared by Northgate; and

(f) annual report, annual information form and management information or proxy circular.

As part of this review process, the Audit Committee should meet with the external auditors without management present to receive input from the external auditors with respect to the acceptability and quality of the financial disclosure and related documents.

Following the review by the Audit Committee of the documents set out above, the Audit Committee will recommend to the Board of Directors of Northgate, if appropriate, that such documents be approved by the Board of Directors and filed with all applicable securities regulatory bodies and/or be sent to shareholders. If Northgate lists its securities on a stock exchange in a jurisdiction other than Canada, the Audit Committee should review the equivalent applicable documentation and procedures.

2. Appointment of External Auditors

The Audit Committee is directly responsible for the appointment, compensation and oversight of the work of the external auditors of Northgate (including resolution of disagreements between management and the external auditors regarding financial reporting) for the purpose of preparing its audit report or related work.

The Audit Committee has the sole authority to review in advance and grant any appropriate approvals of all auditing services to be provided by the external auditors of Northgate and any non-audit services to be provided by the external auditors of Northgate as permitted by applicable securities laws and the Toronto Stock Exchange.

The Audit Committee will review on an annual basis the performance of the external auditors of Northgate. The Audit Committee will discuss with the external auditors any disclosed relationships or services that the external auditors propose to provide to Northgate or any of its subsidiaries that may impact the objectivity and independence of the external auditors in order to satisfy itself of the independence of the external auditors.

On an annual basis the Audit Committee will obtain and review an annual report from the external auditors describing the external auditors' internal quality control procedures and any material issues raised by the most recent internal quality control review or peer review of the external auditors, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the external auditors and any steps taken to deal with any such issues. In addition, the Audit Committee will review on an annual basis the scope and plan of the work to be done by the external auditors of Northgate for the coming financial year.

3. Internal Audit Function

The Audit Committee is responsible for reviewing with management of Northgate the following:

(a) plans regarding any changes in accounting practices or policies and the financial impact thereof;

(b) areas of management judgment and estimates that have a significant effect on the financial statements of Northgate and its subsidiaries;

(c) any off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of Northgate and its subsidiaries which would have a material current or future effect on the financial condition of Northgate;

(d) major risk exposures facing Northgate and the steps that management has taken to monitor, control and manage such exposures, including Northgate's risk assessment and risk management guidelines and policies;

NORTHGATE MINERALS CORPORATION	3

(e) any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of Northgate and its subsidiaries and the manner in which these matters have been disclosed in the financial statements;

(f) quarterly sign-off by senior management of compliance certificates with the code of conduct and ethics.

4. Internal Controls

In consultation with the external auditors, the Audit Committee is responsible for reviewing the adequacy of Northgate's internal control structures and procedures designed to ensure compliance with applicable laws and regulations.

The Audit Committee will review:

(a) the internal control report prepared by management, including management's assessment of the effectiveness of Northgate's internal control structure and procedures for financial reporting; and

(b) the attestation and report by the external auditors of Northgate on the assessment made by management.

5. Whistleblower Policy

The Audit Committee has adopted a Whistleblower Policy to facilitate the reporting by Northgate directors, officers or employees of any Accounting Irregularities.

Revised August 6, 2004

NORTHGATE MINERALS CORPORATION	4